     As filed with the Securities and Exchange Commission on August 3, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                --------------
                              CHEAP TICKETS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                --------------

             Delaware                             561599                           99-0338363
  (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification No.)

                1440 Kapiolani Boulevard, Honolulu, Hawaii 96814
                                 (808) 945-7439
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                               Michael J. Hartley
          Chairman of the Board, Chief Executive Officer and President
                              Cheap Tickets, Inc.
                1440 Kapiolani Boulevard, Honolulu, Hawaii 96814
                                 (808) 945-7439
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                  Copies of all communications to be sent to:

               Henry M. Fields, Esq.                                  Arthur J. Simon, Esq.
                Victor H. Sim, Esq.                                   Mark L. Dosier, Esq.
               Theodore S. Kim, Esq.                                    Diane Bono, Esq.
               Maile Y.C. Yang, Esq.                                   Kerry Branch, Esq.
              MORRISON & FOERSTER LLP                             SONNENSCHEIN NATH & ROSENTHAL
               555 West Fifth Street,                                   8000 Sears Tower,
         Los Angeles, California 90013-1024                          Chicago, Illinois 60606
                   (213) 892-5200                                        (312) 876-8000

                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                        Proposed        Proposed
                                          Amount        maximum         maximum        Amount of
        Title of each class of            to be      offering price     aggregate     registration
     securities to be registered       registered(1)  per share(2)  offering price(2)    fee(2)
--------------------------------------------------------------------------------------------------
Common Stock, par value $.001........   5,750,000       $48.375       $278,156,250      $77,328
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 750,000 shares which the underwriters have options to purchase to cover, if any, over-allotments and 21,000 shares subject to an option to be exercised by a selling stockholder in connection with this offering.

(2) Estimated solely for purpose of calculating the amount of the registration fee. This estimate is made in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices of the registrant's common stock on the Nasdaq National Market on July 27, 1999.

                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This Prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 3, 1999

PROSPECTUS
                                5,000,000 Shares
                   [LOGO OF CHEAP TICKETS INC. APPEARS HERE]
                              www.cheaptickets.com
                                  Common Stock

  Cheap Tickets, Inc. is offering 2,500,000 shares of its common stock, and the selling stockholders are offering 2,500,000 shares of common stock. We will not receive any of the proceeds from the selling stockholders' sale of their shares.

  Our common stock is traded on the Nasdaq National Market under the symbol "CTIX." On August 2, 1999, the last reported price of our common stock was $51.50 per share.

  Investing in our stock involves risks. See "Risk Factors" beginning on page
8.

                                 -------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                 Per Share       Total
--------------------------------------------------------------------------------------
Public Offering Price........................................      $          $
Underwriting Discount........................................      $          $
Proceeds to Cheap Tickets, Inc...............................      $          $
Proceeds to the Selling Stockholders.........................      $          $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The underwriters may also purchase, from certain of the selling stockholders, up to an additional 750,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company

      Dain Rauscher Wessels
         a division of Dain Rauscher Incorporated

                CIBC World Markets

                                                    Volpe Brown Whelan & Company

                 The date of this prospectus is         , 1999

                                 [IFC Pictures]

[PICTURE OF CHEAP TICKETS' INTERNET HOME PAGE]

Cheap Tickets' Web Site serves the discount travel needs of consumers for airfare, hotels and car rentals. The User-Friendly, secure Internet site sold over 229,000 tickets in the first six months of 1999.

[PICTURE OF CHEAP TICKETS' INTERNET REQUEST PAGE]

In addition to calling any of our nearly 400 sales agents at our four call centers, the customer can easily schedule domestic and international travel on the web site.

[PICTURE OF CHEAP TICKETS' INTERNET FARES PAGE]

The customer is presented with a broad array of fare possibilities, including proprietary "non-published" fares representing excess airline capacity. Cheap Tickets buys these fares from over 35 domestic and international airlines. Also, a full menu of regularly published fares through the SABRE reservations system is available.


Information contained on our web site does not constitute part of this prospectus.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Cheap Tickets' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                              CHEAP TICKETS, INC.

   We are a leading retail seller of discount tickets for domestic leisure air travel. During the first six months of 1999, we sold approximately 840,000 airline tickets primarily through call centers and our Internet site at "www.cheaptickets.com." We believe we are the leading seller of non-published fares for regularly scheduled domestic routes. Non-published fares are tickets representing excess capacity that we buy from airlines and resell to consumers at significant discounts off published fares. Sales of non-published fares accounted for approximately 59% of our airline gross bookings in 1998 and 68% for the first six months of 1999. We have rights to buy these fares under contracts from over 35 airline carriers, including America West, American, Continental, Northwest, TWA, United and US Airways. Our airline contracts typically run for a term of 1 1/2 years or less and can be cancelled on short notice. In addition, they do not require the airlines to deal with us exclusively or to provide a specific quantity of tickets. Under our contracts, we purchase tickets only when we resell them to customers, so that we do not have inventory carrying costs. We also offer a full complement of regularly published fares, affording customers a breadth of choice of leisure travel tickets at attractive prices that we believe is unmatched in the industry. In addition, we sell cruise tickets, auto rentals and hotel reservations.

   We began selling tickets over the Internet in October 1997. During the first six months of 1999, we sold approximately 229,000 tickets through our website, generating approximately $59 million in gross bookings. Internet sales represented approximately 9% of our gross bookings in 1998 and 26% for the first six months of 1999. At June 30, 1999, we had over 1.2 million registered online users, with more than 783,000 registering since December 1998.

   Since 1986, we have provided an efficient distribution channel for airlines to sell excess capacity without eroding their published fare structures. Domestic airlines had average excess system capacity of 31.9% from 1995 through 1998, with excess system capacity of 29.8% in 1998. We seek to match excess capacity with consumer demand for the lowest price available. Currently, we offer approximately 425,000 non-published fares at any given time, covering most major domestic and international routes. We set prices on these fares lower than those available on published fares to meet the demands of leisure travelers. These fares contain restrictions typically making them unattractive for full fare passengers, who seek the convenience of tickets that can be exchanged or cancelled and that do not have advance purchase or minimum stay requirements. We believe our track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for airlines to continue to use us for the sale of domestic non-published fares.

   We also offer to customers a full menu of regularly published fares in addition to non-published fares. In 1994, we became the first non-airline to file our non-published fares through the Airline Tariff Publishing Corporation. This allows us to integrate our non-published fares with published fares in a special area of the SABRE reservations system to which only we have access. This system automatically sorts through millions of fares, including our non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by our reservation agents and Internet customers.

  Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995. Airline travel continues to be the largest segment of the industry with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997. Increasingly, the Internet has become an attractive method to sell travel tickets directly to the public. Currently, travel represents the second largest online retail category sold over the Internet. Online airline travel bookings were $1.6 billion in 1998 and are estimated to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

  Our growth strategy is to expand our customer base through the following initiatives. First, we plan to aggressively expand our brand recognition. We intend to enhance our successful print media advertising, launch a national television and radio media campaign and increase advertising on leading websites and in other media. Second, we plan to capitalize on our market position as a leading seller of non-published fares to rapidly increase our Internet ticket business. Third, we intend to expand existing and establish new strategic relationships with airlines to increase sales of their excess capacity. Fourth, we plan to increase our call center capacity, focusing on improved productivity. Fifth, we plan to continue to introduce complementary travel products that require minimal incremental resources to distribute. Sixth, we plan to expand internationally. And finally, we plan to consider the acquisition of complementary businesses to add to our customer base, product lines, strategic relationships or distribution capabilities.

  Our executive offices are located at 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814; our telephone number is (808) 945-7439 and our facsimile number is (808) 946-3844. We were incorporated in Hawaii in 1986 and reincorporated in Delaware on February 1, 1999.

   "Cheap Tickets," "America's Travel Store" and the Cheap Tickets, Inc. logo are our registered United States trademarks. All brand names and trademarks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Common stock offered by Cheap Tickets, Inc.............  2,500,000 shares
Common stock offered by the selling stockholders.......  2,500,000 shares
Common stock outstanding after this offering........... 24,004,171 shares(1)
Use of proceeds........................................ For advertising and brand development; development of
                                                        technological infrastructure;
                                                        international expansion; possible
                                                        acquisitions; and general
                                                        corporate purposes. For a more
                                                        detailed discussion of the use of
                                                        proceeds, please refer to "Use of
                                                        Proceeds."

--------
(1) Based on the number of shares outstanding as of June 30, 1999. Includes 21,000 shares subject to an option to be exercised by a selling stockholder in connection with this offering. Excludes (1) 689,280 shares subject to outstanding options with a weighted average exercise price of $2.20 per share; and (2) 1,221,000 shares available for future grants under our 1999 Stock Incentive Plan as of June 30, 1999. For a more detailed discussion of our capital stock and stock option plans, please refer to notes 6 and 12 to the financial statements, "Management--Stock Plans" and "Description of Capital Stock."

                                ----------------

                      SUMMARY FINANCIAL AND OPERATING DATA
              (in thousands, except per share and operating data)

   The summary financial data of Cheap Tickets for the annual periods indicated have been derived from Cheap Tickets' audited financial statements. The summary financial data for the six-month periods and the operating data have not been audited. The summary financial data should be read in conjunction with Cheap Tickets' financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              Six Months Ended
                                   Year Ended December 31,        June 30,
                                  --------------------------- -----------------
                                    1996     1997      1998     1998     1999
                                  -------- --------  -------- -------- --------
                                                                 (unaudited)
Results of Operations:
Non-published fares.............  $ 58,982 $ 96,379  $159,846 $ 76,171 $153,379
Commissions.....................     5,614    6,470    11,268    4,440    9,720
                                  -------- --------  -------- -------- --------
  Net revenues(1)...............    64,596  102,849   171,114   80,611  163,099
Gross profit....................    15,428   21,479    35,047   15,636   32,219
Selling, general and
 administrative expenses(2).....    14,352   23,091    33,411   14,558   25,896
                                  -------- --------  -------- -------- --------
  Net operating income (loss)...     1,076   (1,612)    1,636    1,078    6,323
Net earnings (loss).............  $    674 $ (1,009) $  1,065 $    670 $  4,209
Basic earnings (loss) per
 share(3).......................  $   0.05 $  (0.09) $   0.04 $   0.03 $   0.19
Shares used in computing basic
 earnings (loss) per share(3)...    14,249   14,847    14,567   14,661   18,217
Diluted earnings (loss)
 per share(3)...................  $   0.05 $  (0.09) $   0.03 $   0.02 $   0.17
Shares used in computing diluted
 earnings (loss) per share(3)...    14,249   14,847    17,921   17,649   20,294

                                                              June 30, 1999
                                                          ----------------------
                                                          Actual  As Adjusted(4)
                                                          ------- --------------
                                                               (unaudited)
Balance Sheet Data:
Net working capital ..................................... $56,887     $
Total assets.............................................  82,733
Long-term debt...........................................   2,292      2,292
Stockholders' equity.....................................  59,889

                                                              Six Months Ended
                                   Year Ended December 31,        June 30,
                                  -------------------------- -------------------
                                    1996     1997     1998     1998      1999
                                  -------- -------- -------- -------- ----------
Operating Data (unaudited):
Gross bookings (in thousands)(5)
  Non-published fares...........  $ 58,982 $ 96,379 $159,846 $ 76,171 $  153,379
  Published fares...............    46,962   57,295  110,287   47,014     71,658
                                  -------- -------- -------- -------- ----------
   Total gross bookings.........  $105,944 $153,674 $270,133 $123,185 $  225,037
                                  ======== ======== ======== ======== ==========
Airline tickets sold:...........   357,551  554,403  960,879  415,559    842,566
  Call centers..................   357,551  551,973  865,015  390,381    613,207
  Internet......................       --     2,430   95,864   25,178    229,359
Registered Internet users.......       --    18,891  420,023  120,893  1,203,188

--------
(1) Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published fares sold and include certain other payments based on the volume of transactions.

(2) In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600 of which $26,325 has been charged to operations in 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062. Stock compensation expense included in selling, general and administrative expenses was $500 for the six months ended June 30, 1998 and $43,903 for the six months ended June 30, 1999.

(3) Please refer to notes 1 and 6 to the financial statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share.

(4) As adjusted to reflect the receipt of net proceeds of this offering.

(5) Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

                                  RISK FACTORS

   In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could hurt our business. The trading price of our common stock could decline because of general market conditions or if any or all of these risks came to pass, and you could lose all or part of your investment. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our financial statements.

For access to non-published fares, we depend on travel suppliers with which we have no long-term or exclusive contracts.

   For the first six months of 1999, approximately 99% of our gross bookings came from the sale of airline tickets. Non-published fares represented about 68% of our airline gross bookings and 94% of our net revenues, and we believe that our continuing ability to obtain non-published fares is key to our success. Our business could be hurt by:

    . refusals by airlines to renew contracts for supply of non-published fares;

    . lack of available excess capacity for an extended time period;

    . renewals of the contracts on less favorable terms; or

    . cancellation of contracts.

   Non-published fares are tickets we acquire from the airlines and resell to consumers at substantial discounts off published fares. The airlines sell us tickets at these non-published fares primarily to dispose of excess capacity without eroding published fare structures. We have contracts with more than 35 airlines that permit us to acquire non-published fares on routes designated in the contracts at specified prices. These contracts do not require airlines to provide a specific quantity of tickets or to deal with us exclusively. Although the terms vary, the typical contract is for a period from one to one and a half years, and many are cancelable on 30 days' notice or less. We have a consistent record of renewing these contracts, but airlines may decide not to do business with us or to dispose of excess capacity themselves or through others. At times in the past, airlines have renewed contracts with us on less favorable terms and this may continue to occur in the future. In addition, there may be times when they have less excess capacity to sell.

A large percentage of our sales of non-published fares currently comes from a limited number of suppliers.

   For the first six months of 1999, approximately 60% of our sales of non-published fares came from tickets we bought from three airlines: Continental represented approximately 28%, TWA represented approximately 22%, and America West, 10%. In 1998, these same three airlines represented 49% of our sales of non-published fares. If one or more of these carriers were to discontinue to supply non-published fares to us, our business could be hurt.

   The percentages of non-published fare sales represented by our leading carriers are likely to change from year to year depending upon a variety of factors, including the availability of excess capacity from each carrier and the breadth of routes on which non-published fares are available. We typically engage in ongoing discussions with existing carriers about increasing the routes available for sale of non-published fares. From time to time, we also discuss potential new relationships for the supply of non-published fares with carriers with whom we currently do not have contracts.

Our travel suppliers may be acquired and then not continue to deal with us.

   We believe that our continued ability to obtain non-published fares is key to our success. Because many of our contracts are short-term and can be cancelled on short notice, we depend on our relationships with our suppliers for a continued supply of non-published fares. We also depend on continuation of our suppliers' policy of selling excess capacity through non-published fares. The acquisition of one of our suppliers could hurt our relationship with that supplier and/or could change that supplier's policy of dealing with excess capacity.

   In 1999, Reno Air was acquired by American Airlines. For the first six months of 1999, Reno Air accounted for approximately 8% of our sales of non-published fares. Although American Airlines provides us with non-published fares on other routes, American Airlines has advised us that it does not intend to make the former Reno Air routes available to us for the sale of non-published fares.

A decline in airline commission rates or the elimination of commissions could hurt our business.

   We earned approximately 30% of our gross profit for the six months ended June 30, 1999 from commissions, including incentive overrides, paid by airlines. However, the airlines are not required to pay any particular commission rates or any commissions at all. If air carriers reduce, restrict or eliminate altogether commissions or impose surcharges for tickets not sold by them at any time, it could hurt our business. In recent years, airlines have reduced rates and capped per-ticket commissions. In addition, they have further reduced rates and capped commissions for online reservations.

Potential fluctuations in our financial results makes financial forecasting difficult.

   Our annual or quarterly results of operations may be below the expectations of public market analysts and investors. This could result in a decline in the value of our common stock.

   Our business is seasonal due to customers' leisure travel patterns and changes in the availability of non-published fares. We typically have higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter, and historically we have experienced losses in net income in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, we historically have had access to fewer non-published fares, and such fares on certain major routes may be unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings.

   Gross profit may be impacted by a number of different factors, including:

    . the number of fares sold;

    . the percentage of gross bookings represented by non-published fare sales;

    . the gross margin percentages on non-published fare sales. These percentages in turn can be impacted by the sales mix of airlines, whose net fare prices to us vary, and by competitive factors on various routes and the possible elimination of profitable routes;

    .rates of commissions on published fare sales; and

    .the amount of volume bonuses.

   Any change in these factors could materially affect our gross margins and operating results in future periods. Other events outside our control, including those set forth in other risk factors, may cause us to experience significant fluctuations in revenues and earnings.

   We intend to increase operating expenses in anticipation of future sales. If these increased sales do not occur or occur only in subsequent periods, we may experience downward fluctuations in our earnings.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

A decline in leisure travel or disruptions in travel generally could hurt our business.

   We earn almost all our revenues from the travel industry, particularly from leisure travel. Leisure travel is highly sensitive to personal discretionary spending levels and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce leisure travel are likely to hurt our business. These may include:

    .political instability;

    .regional hostilities;

    .terrorism;

    .fuel price escalation;

    .travel-related accidents;

    .bad weather; or

    .airline or other travel related strikes.

   A number of airlines are currently in various stages of negotiation with unions representing their employees. If those negotiations fail and the unions elect to strike or effect a slowdown, our business could be harmed.

We face actual and potential competition from many sources.

   We compete in ticket sales against travel wholesalers, consolidators, online travel companies, airlines and travel agents based on price and the quality of service to the customer. In the leisure travel market, we also compete against frequent flyer awards and charter flights. Increased competition may result in reduced operating margins, loss of market share and decreased brand recognition. Ultimately, we may not be able to compete successfully against current and future competitors.

   Among other factors, our success depends heavily on our access to non-published fares, on our brand recognition and on the ability of our systems to integrate our non-published fares with published fares to offer customers a broad choice. Some of our competitors, including the air carriers themselves, have longer histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These competitors may be able to replicate the factors that make us successful. They may also enter into strategic or commercial relationships with larger, established and well-financed companies. Some of our competitors have agreements to buy non-published fares from our major suppliers. For example, Priceline.com, Inc. recently signed an agreement to purchase non-published tickets from Continental and, as it has in deals with other airlines, granted warrants to purchase Priceline.com common stock to Continental, our largest supplier. Our competitors may be able to induce one or more of our suppliers of non-published fares, through pricing, equity or other incentives, to cease doing business with us, or to do business with us on less favorable terms. They might also be able to build strong brand recognition in the leisure travel market, through widespread advertising and other marketing efforts. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns on the Internet. Competitors may also devote substantially more resources to website and systems development than we do. Any or all of these developments could bring heavy competitive pressures to bear on us.

   We also face the prospect of competition from potential competitors not yet in the leisure travel market. We believe that potential competitors are likely to be large, well-financed companies with existing brand name recognition and proven retail distribution ability. For a more complete description of the competitive environment in which we operate, please refer to "Business-- Competition."

The success of our business will depend on continued growth of online commerce and Internet infrastructure.

   Our future revenues and profits depend, to a certain degree, upon the widespread acceptance and use of the Internet and online services as a medium for commerce by customers and sellers. If acceptance and growth of Internet use does not continue, it will hurt our business.

   Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of customers may not accept, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty. There are few proven products and services. For us to achieve significant growth, customers who have historically used traditional means of commerce will instead need to elect to purchase products and services online, and sellers of products and services will need to accept or expand use of the Internet as a channel of distribution. Our revenues and profits depend on customers visiting our website and actually purchasing tickets. Customers could potentially use the site for route information and choose to purchase tickets directly from the airlines or elsewhere.

   The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

   Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on the Cheap Tickets website. It is unlikely that we could make up for the level of orders lost in those circumstances by increased phone orders. In addition, the Internet could lose its viability by reason of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

Our brand may not achieve the broad recognition necessary to succeed.

   We believe that we must maintain and enhance the Cheap Tickets brand to continue to attract and expand business. Failure to maintain and enhance our brand could hurt our business.

   The success of the Cheap Tickets brand will depend to a certain extent on our ability to enhance our advertising programs. The number of Internet sites that offer competing services increases the importance of establishing and maintaining our brand name recognition. Many online sites already have well-established brands in online services or the travel industry generally. We intend to expand significantly our advertising expense, including national television and radio promotions, but these expenditures may not result in increased business activity or the desired enhancement of brand recognition. This could adversely affect our results of operations.

We may be unable to manage our rapid growth effectively.

   We have rapidly and significantly expanded our operations and anticipate further significant expansion. Our inability to manage growth effectively could hurt our business.

   We have recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we plan to:

    .improve and upgrade transaction-processing, operational, customer service and financial systems, procedures and controls;

    .maintain and expand our relationships with various travel service suppliers, Internet portals and other travel-related website companies and other third parties necessary to our business;

    .expand our finance, administrative and operations staff;

    .continue to attract, train and manage our employee base; and

    .implement a disaster recovery program.

  Our current and planned personnel, systems, procedures and controls may be inadequate to support our planned growth, and our management may not be able to identify, manage and exploit existing and potential market opportunities successfully.

We may not be able to keep up with the industry's rapid technological and other changes.

   The industry in which we compete is characterized by:

    .rapid technological change;

    .changes in user and customer requirements and preferences;

    .frequent new product and service introductions embodying new technologies;

    .the emergence of new industry standards and practices; and

    .the emerging importance of the Internet and the proliferation of companies offering Internet-based products and services.

   These developments could render our existing online sites and proprietary technology and systems quickly obsolete. Our inability to modify or adapt our infrastructure in a timely manner or the expenses incurred in making such adaptions could hurt our business.

   As a result, we will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success will depend, in part, on our ability to enhance our existing services and develop new services in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. We may not be able to adapt successfully to customer requirements or emerging industry standards. In addition, the widespread adoption of Internet, networking or telecommunications technologies or other technologies could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

Our computer and communications systems are vulnerable to business interruptions.

   Our ability to receive and fill orders through our call centers or online and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. The occurence of interruptions, delays, loss of data or the inability to accept and confirm customer reservations could hurt our business.

   Our online servers are located in Sunnyvale, California and Herndon, Virginia; The SABRE Group's computers are located in Tulsa, Oklahoma; our communication systems are located at four call centers; and our accounting systems' computers are located in Hawaii. These systems and operations are vulnerable to damage or interruption from power loss, telecommunications failure, break-ins, natural disasters and similar events.

   We currently do not carry adequate business interruption insurance. Although we have adopted network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These kinds of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could hurt our business.

Interruptions in service from third parties could hurt our business.

   We rely on certain third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline and hotel industries to make airline ticket and hotel room reservations. Any interruption in these third-party services or a deterioration in their performance could hurt our business. If our arrangement with any of these third parties is terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms.

   We rely on third parties to print our airline tickets and arrange for their delivery. We rely on third parties to host our online system's infrastructure, web and database servers.

   We currently rely on SABRE for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, over 90% of our computing transactions are processed through the SABRE systems. Our technology relationship with SABRE for Internet operations will further increase our dependency. If we or SABRE ever elect to terminate the existing relationship, we would be forced to convert to another provider. This conversion could require a substantial commitment of time and resources and hurt our business.

Our current reservation systems may not be able to handle all calls adequately.

   Our call centers have not been able to answer all calls or service all inquiries adequately. Our systems' lack of capacity to handle the demands of our customers can cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information. These problems could hurt our business.

   If we experience a substantial increase in our web traffic or in reservations beyond expected levels, we may need to expand and upgrade our technology, transaction-processing systems and network infrastructure beyond planned levels of improvement. If we fail to expand and upgrade in a timely manner, our business could be hurt. In addition, we may not be able to:

    .project accurately the rate or timing of increases in demand;

    .upgrade our systems and infrastructure to accommodate future traffic levels;

    .integrate successfully any newly developed or purchased technology with our existing systems; or

    .upgrade and expand our systems in a timely or efficient manner.

Online security breaches could hurt our business.

   In our business, secured transmission of confidential information over public networks is essential to maintain consumer and supplier confidence. If any compromise of our security were to occur, it could hurt our business.

   Concerns over the security of transactions conducted on the Internet and the potential compromise of customer privacy may inhibit the growth of commercial online services as a means of conducting commercial transactions. We have expended significant resources to protect against security breaches and to alleviate problems caused by such breaches, and we may need to make further expenditures for this purpose in the future. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to transmit securely confidential information, such as customer credit card numbers. In addition, we maintain an extensive confidential database of customer profiles and transaction information. Our current security measures may not be adequate and advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the methods we use to protect customer transaction and personal data. A party who can circumvent our security might be able to misappropriate proprietary information or cause interruptions in our operations. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

   We depend substantially on the continued services and performance of our senior management, particularly Michael J. Hartley, the Chairman of the Board, Chief Executive Officer and President, and certain other key personnel. The loss of the services of any of these executive officers or other key employees could hurt our business.

   We do not have employment agreements with any of our key personnel. In addition, most members of our senior management group have been recruited and hired over the past 20 months. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us.

   Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense. The location of our headquarters in Hawaii may also make it more difficult to attract qualified personnel from the mainland. We may not be able to attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting a sufficient number of qualified software developers for our online services and transaction-processing systems. The failure to retain and attract necessary technical, managerial, marketing and customer service personnel could hurt our business and impair our growth strategy.

   Although none of our employees is represented by a labor union, our employees may join or form a labor union. For a more detailed description of our management and key employees, please refer to "Management."

Our business could be hurt if we do not offer new services successfully.

   We plan to introduce new and expanded services. Our inability to generate revenues from such expanded services or products sufficient to offset their development or offering cost could hurt our business. Our alternative products, including cruises, auto rentals and hotel room reservations, represented less than 1% of our gross bookings for the first six months of 1999. Our business strategy is to increase the percentage of such alternate travel offerings as a percentage of our revenues. We may not be able to offer such services in a cost-effective or timely manner and our efforts may not be successful. Further, any new service that is not favorably received by customers could damage our reputation or brand name. Expansion of our services could also require significant additional expenses and may strain our management, financial and operational resources. If we cannot obtain alternate travel offerings in the future, we may not be able to benefit fully from our growth strategy.

Our business could be hurt if we make acquisitions that are not successful.

   We may in the future broaden the scope and content of our business through the acquisition of existing complementary businesses. We may not be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could hurt our business.

   We may consider the acquisition of companies providing similar services in international markets or in other sectors of the travel industry in the future. Future acquisitions would expose us to increased risks. These include risks associated with:

    . the assimilation of new operations, sites and personnel;

    . the diversion of resources from our existing businesses, sites and technologies;

    . the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs;

    . the maintenance of uniform standards, controls, procedures and policies; and

    . the impairment of relationships with employees and customers as a result of integration of new businesses.

   Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses.

Our business could be hurt if our international expansion is not successful.

   One component of our growth strategy is to expand internationally. International expansions will present us with special problems of adapting to foreign business customs and regulations and of managing staff effectively from a distance. If we do not address these problems adequately, our international expansion may not produce desired results. This could hurt our business. We may expend significant financial and management resources to establish local offices overseas, create localized user interfaces and comply with local customs and regulations. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining them, our business could be hurt. To date, we have no experience in developing localized versions of our online sites or offshore call centers and only limited experience in marketing and distributing our travel services internationally. We may not be able to expand our operations successfully in such markets. Conducting business on an international level also involves certain inherent risks, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, currency rate fluctuations, seasonality in leisure travel in certain countries and potentially adverse tax consequences.

We may be unable to meet our future capital requirements.

   We may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures if we lack adequate funds. This could hurt our business. Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for the foreseeable future. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Further, any new securities could have rights, preferences and privileges senior to those of the common stock.

   We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on acceptable terms. For more information on how the proceeds from this offering are intended to be used, please refer to "Use of Proceeds" and for more information on management's view of liquidity and capital resources, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Year 2000 risks may harm our business.

   The risks posed by Year 2000 issues could hurt our business in a number of significant ways. Our information technology system could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating sellers are also heavily dependent on information technology systems and on their own third party vendors' systems. The main supplier of our reservations system is SABRE. Currently, over 90% of our transactions are processed through SABRE. Year 2000 problems experienced by us or any such third parties could hurt our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

   We are evaluating our internal information technology systems and contacting our information technology suppliers and participating sellers to ascertain their Year 2000 status. However, our own systems may not be Year 2000 compliant in a timely manner, any of our participating sellers or other website vendors may not be Year 2000 compliant in a timely manner, and there may be significant interoperability problems among information technology systems. Consumers may not be able to visit our website without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, disruptions in other industries and market segments may hurt our business. Moreover, the costs related to Year 2000 compliance could be significant.

   Finally, Year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, we cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, the Year 2000 issue could hurt our business. For more information on management's view of the Year 2000 risks, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Our success depends on our ability to protect our intellectual property.

 Trademarks, copyrights and trade secrets

   We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success. Claims, infringement or misappropriation by third parties may hurt our business. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We pursue the registration of certain of our key trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available. The steps we have taken to protect our proprietary rights may not be adequate, third parties may infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights, and we may be required to incur significant expenses preserving our rights. In addition, other parties may assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

 Domain names

   We currently hold the Internet domain name "www.cheaptickets.com," as well as various other related names. Third parties may acquire domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights which may hurt our business. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain the "www.cheaptickets.com" domain name in all of the countries in which we conduct business.

Regulatory and legal uncertainties could harm our business.

   Certain segments of the travel industry are heavily regulated by the United States and other governments. Accordingly, certain services offered by us are affected by such regulations. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could hurt our business.

   We are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services could be extended to us in the future, as well as other laws and regulations aimed at protecting customers accessing online or other travel services. In California, Hawaii and certain other states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

   We are also subject to regulations applicable to businesses generally and laws or regulations applicable to online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Such laws would likely impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services and increase our cost of doing business, or otherwise hurt our business.

   Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes.

   Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes on electronic commerce a three-year moratorium on state and local taxes imposed after October 1, 1998 but only where such taxes are discriminatory on Internet access. It is possible that the legislation could not be renewed when it terminates in October 2001. Failure to renew the legislation could allow state and local government to impose taxes on Internet-based sales, and such taxes could hurt our business.

Our business could be hurt if management uses the proceeds of this offering inappropriately.

   The net proceeds of this offering will be approximately $    based on the
public offering price of $   per share, after deducting the underwriting
discount and estimated offering expenses. Our management will retain broad discretion as to the allocation of the proceeds of this offering. For more information on our use of proceeds from this offering, please refer to "Use of Proceeds."

Our stock price is likely to be volatile.

   The market price of the common stock is likely to be volatile and could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

    .quarterly variations in our operating results;

    .operating results that vary from the expectations of securities analysts and investors;

    .changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

    .changes in market valuations of other travel, Internet or online service companies;

    .announcements of technological innovations or new services by us or our competitors;

    .announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    .loss of one or more major travel suppliers;

    .additions or departures of key personnel;

    .future sales of our common stock; and

    .stock market price and volume fluctuations.

   Domestic and international stock markets often experience extreme price and volume fluctuations. These fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, may adversely affect the market price of our common stock. The market prices for stocks of Internet-related and technology companies frequently reach levels that bear no relationship to the operating performance of these companies. These market prices often are not sustainable and are subject to wide variations. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

The market price of our stock could be adversely affected because a significant portion of our stock is closely controlled.

   Upon consummation of this offering, Michael J. Hartley, Chairman of the Board, Chief Executive Officer and President of Cheap Tickets, and Sandra T. Hartley, Vice President, Employee Relations and Director and wife of Michael J. Hartley, together with their respective affiliates, will beneficially own approximately 50.9% of our outstanding common stock, subject to certain adjustments. If the underwriters' over-allotment option is exercised in full, Michael J. Hartley and Sandra T. Hartley will beneficially own approximately 49.3% of our outstanding common stock. Such ownership could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected. If they act together, they will effectively have the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. For more information on beneficial ownership of stock, please refer to "Principal and Selling Stockholders."

Anti-takeover provisions affecting us could prevent or delay a change of control.

   Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. This could have an adverse impact on the market price of our common stock. We have no present plans to issue any shares of preferred stock, but we may do so. The rights of the holders of common stock may be subject to, and adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Cheap Tickets without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions permitting stockholders to take action by written consent with a two-thirds vote and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Cheap Tickets. These governance provisions also could hurt the market price of our common stock. For more information on our capital stock, please refer to "Description of Capital Stock."

Substantial sales of our common stock could adversely affect our stock price.

   Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of the common stock. Currently, 4,025,000 shares of our common stock are freely tradable without restriction under the Securities Act of 1933 by persons other than our "affiliates" as that term is defined in Rule 144 under the Securities Act. Immediately upon the effectiveness of this offering, an additional 5,000,000 shares will be freely tradable without restriction under the Securities Act by persons other than our "affiliates" as that term is defined in Rule 144 under the Securities Act. Commencing on September 16, 1999 (the 181st day after the initial public offering of our common stock), an additional 383,166 shares and an additional 40,600 shares subject to vested options will become freely tradable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 promulgated under the Securities Act. Commencing 90 days following the date of this offering, an additional 14,639,005 shares and an additional 164,920 shares subject to vested options will become freely tradable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 promulgated under the Securities Act, and with respect to shares held by our officers, directors and employees, in compliance with our policies regarding transactions in our common stock by such persons. William Blair & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. Sales of common stock by stockholders upon expiration of the lock-up agreements may adversely affect the market price of the common stock. For more information regarding the terms upon which our common stock will be underwritten, please refer to "Underwriting."

   As of the effective date of the registration statement, holders of 1,782,750 shares of common stock will be entitled to registration rights with respect to their shares.

You may experience immediate and substantial dilution.

   The public offering price will be substantially higher than the net tangible book value per share of common stock. If we sell 2,500,000 shares in the
offering at a public offering price of $     per share, our net tangible book
value per share will be $   , which is $    below the per share public offering
price. If we issue additional common stock in the future, or outstanding options or warrants to purchase our common stock are exercised, there will be further dilution.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

   The net proceeds to Cheap Tickets from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable
by Cheap Tickets, are estimated to be $   million at the public offering price
of $   per share. If the underwriters exercise their over-allotment option in
full, the net proceeds are estimated to be $   million. During the remainder of
1999, Cheap Tickets intends to use approximately $10 million of the proceeds for advertising and brand development expenditures and approximately $5 million for continuing development of Cheap Tickets' technological infrastructure. The balance of the proceeds will be used for international expansion, possible acquisitions and general corporate purposes, including working capital. Cheap Tickets has no agreements or understandings with respect to any acquisition. Pending application, the net proceeds will be invested in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

   Cheap Tickets has never declared or paid dividends on its common stock and anticipates for the foreseeable future that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock trades on Nasdaq National Market under the symbol "CTIX." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

   Fiscal 1999                                                     High   Low
   -----------                                                    ------ ------
   First Quarter (from March 19, 1999)........................... $33.63 $25.88
   Second Quarter................................................ $45.00 $27.31
   Third Quarter (through August 2, 1999)........................ $61.50 $36.44

   On August 2, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $51.50 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. Please refer to "Risk Factors--Our price is likely to be volatile."

                                 CAPITALIZATION

   The following table sets forth the unaudited capitalization of Cheap Tickets as of June 30, 1999, and as adjusted to give effect to the sale of 2,500,000 shares of common stock offered by Cheap Tickets and the application of net proceeds therefrom. For more information on the anticipated use of proceeds of this offering, please refer to "Use of Proceeds." The table should be read in conjunction with the financial statements included elsewhere in this prospectus.

                                                             June 30, 1999
                                                         -----------------------
                                                         Actual   As Adjusted(1)
                                                         -------  --------------
                                                             (in thousands)
   Long-term debt, excluding current installments......  $   528      $  528
   Capital lease obligations, excluding current
    installments.......................................    1,764       1,764
                                                         -------      ------
     Total debt(2).....................................    2,292       2,292
                                                         -------      ------
   Stockholders' equity:
     Preferred stock, $.01 par value--authorized
      10,000,000 shares; none issued or outstanding (as
      adjusted)........................................      --          --
     Common stock, $.001 par value; 70,000,000 shares
      authorized, 21,483,171 shares issued and
      outstanding (actual); 24,004,171 shares issued
      and outstanding (as adjusted)(3).................       22
     Additional paid-in capital........................   55,969
     Unearned compensation.............................     (433)
     Retained earnings.................................    4,331
                                                         -------      ------
     Total stockholders' equity........................   59,889
                                                         -------      ------
       Total capitalization............................  $62,181      $
                                                         =======      ======

--------
(1) As adjusted to reflect the receipt of the net proceeds of this offering of
    $        .

(2) Total debt excludes Cheap Tickets' current installments of long-term debt of $321,104 and current installments of capital lease obligations of $910,595.

(3) As of June 30, 1999, on an actual basis, excludes (1) 710,200 shares subject to outstanding options with a weighted average exercise price of $2.14 per share; and (2) 1,221,000 shares available for future grants under our 1999 Stock Incentive Plan. As of June 30, 1999, on an as adjusted basis, includes 21,000 shares subject to an option to be exercised by a selling stockholder in connection with this offering and excludes
    (1) 689,280 shares subject to outstanding options with a weighted average exercise price of $2.20 per share; and (2) 1,221,000 shares available for future grants under our 1999 Stock Incentive Plan.

                     SELECTED FINANCIAL AND OPERATING DATA
              (in thousands, except per share and operating data)

   The following selected financial data for the years ended December 31, 1996, 1997 and 1998 and as of December 31, 1997 and 1998 have been derived from Cheap Tickets' financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The following selected financial data for the years ended December 31, 1994 and 1995 and as of December 31, 1994, 1995 and 1996 have been derived from the audited financial statements of Cheap Tickets not included in this prospectus. The operating data and the results of operations for each of the six-month periods ended June 30, 1998 and 1999 and the balance sheet data at June 30, 1998 and 1999, are derived from information compiled by Cheap Tickets and are unaudited. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that Cheap Tickets considers necessary for a fair presentation of its results of operations and financial position at such dates and for such periods. The results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 or for future periods. The following information is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in the prospectus.

                                                                        Six Months Ended
                                  Year Ended December 31,                   June 30,
                          --------------------------------------------- ----------------
                           1994       1995     1996    1997      1998    1998     1999
                          -------    -------  ------- -------  -------- ------- --------
                                                                          (unaudited)
Results of Operations:
Non-published fares.....  $   -- (2) $66,340  $58,982 $96,379  $159,846 $76,171 $153,379
Commissions.............      -- (2)   2,738    5,614   6,470    11,268   4,440    9,720
                          -------    -------  ------- -------  -------- ------- --------
  Net revenues(1).......      -- (2)  69,078   64,596 102,849   171,114  80,611  163,099
Cost of sales(1)........      -- (2)  56,424   49,168  81,370   136,067  64,975  130,880
                          -------    -------  ------- -------  -------- ------- --------
Gross profit............    8,128     12,654   15,428  21,479    35,047  15,636   32,219
Selling, general and
 administrative
 expenses(3)............    7,947     11,921   14,352  23,091    33,411  14,558   25,896
                          -------    -------  ------- -------  -------- ------- --------
Net operating income
 (loss).................      181        733    1,076  (1,612)    1,636   1,078    6,323
Other income
 (deductions)...........       31       (709)      37      (3)      169      57      811
                          -------    -------  ------- -------  -------- ------- --------
Earnings (loss) before
 income taxes...........      212         24    1,113  (1,615)    1,805   1,135    7,134
Income taxes............       60          7      439    (606)      740     465    2,925
                          -------    -------  ------- -------  -------- ------- --------
Net earnings (loss).....  $   152    $    17  $   674 $(1,009) $  1,065 $   670 $  4,209
                          =======    =======  ======= =======  ======== ======= ========
Basic earnings (loss)
 per share(4)...........  $  0.01    $  0.00  $  0.05 $ (0.09) $   0.04 $  0.03 $   0.19
Shares used in computing
 basic earnings (loss)
 per share(4)...........   14,100     14,100   14,249  14,847    14,567  14,661   18,217
Diluted earnings (loss)
 per share(4)          .  $  0.01    $  0.00  $  0.05 $ (0.09) $   0.03 $  0.02 $   0.17
Shares used in computing
 diluted earnings (loss)
 per share(4)...........   14,100     14,100   14,249  14,847    17,921  17,649   20,294

Balance Sheet Data:
Net working capital.....  $   451    $   182  $   466 $ 2,356  $  3,473 $ 2,628 $ 56,887
Total assets............    2,954      3,740    5,999  11,204    13,226  17,605   82,733
Long-term debt..........      653        537    1,715     948     1,238     970    2,292
Mandatorily redeemable
 preferred stock(5).....      --         --       --    3,622     4,136   3,879      --
Stockholders' equity....      849        866    1,544     812     1,385   1,243   59,889

                                                                          Six Months Ended
                                   Year Ended December 31,                    June 30,
                         ----------------------------------------------- -------------------
                           1994        1995     1996     1997     1998     1998      1999
                         --------    -------- -------- -------- -------- -------- ----------
Operating Data
 (unaudited):
Gross bookings (in
 thousands)(6)
  Non-published fares... $    -- (2) $ 66,340 $ 58,982 $ 96,379 $159,846 $ 76,171 $  153,379
  Published fares.......      -- (2)   25,654   46,962   57,295  110,287   47,014     71,658
                         --------    -------- -------- -------- -------- -------- ----------
    Total gross
     bookings........... $ 52,951(2) $ 91,994 $105,944 $153,674 $270,133 $123,185 $  225,037
                         ========    ======== ======== ======== ======== ======== ==========
Airline tickets sold:...  180,656     313,863  357,551  554,403  960,879  415,559    842,566
  Call centers..........  180,656     313,863  357,551  551,973  865,015  390,381    613,207
  Internet..............      --          --       --     2,430   95,864   25,178    229,359
Registered Internet
 users..................      --          --       --    18,891  420,023  120,893  1,203,188

-------
(1) Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published fares sold and include certain other payments based on the volume of transactions.

(2) Net revenues for 1994 were not separately identified from gross bookings and are not available. In addition, cost of sales for 1994 was previously accounted for on a gross bookings basis and is not available on a GAAP basis.

(3) In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600 of which $26,325 has been charged to operations. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062. Stock compensation expense included in selling, general and administrative expenses was $500 for the six months ended June 30, 1998 and $43,903 for the six months ended June 30, 1999.

(4) Please refer to notes 1 and 6 to the financial statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share.

(5) The mandatorily redeemable preferred stock was redeemed on March 24, 1999. The redemption price was approximately $4.8 million, including accrued dividends.

(6) Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with the financial statements of Cheap Tickets. In evaluating the risks of investing in Cheap Tickets, prospective investors should also evaluate the other information set forth in this prospectus, including the Risk Factors.

Overview

   Cheap Tickets is principally engaged in the sale of discount tickets for domestic leisure air travel. A majority of its gross bookings have historically come from the sale of non-published fares, which Cheap Tickets acquires from airlines and resells to the public at a profit. Cheap Tickets purchases non-published fares only when it resells them to customers, so that it has no inventory carrying costs. On these fares, Cheap Tickets sets its resale prices to meet the demands of leisure travelers who are looking for the lowest price. Cheap Tickets also sells published fares for which it receives commissions from the airlines. Sales of non-published fares generally carry higher margins as a percentage of gross bookings than commissions on published fare bookings.

   Cheap Tickets' revenues historically have been generated by ticket sales through Cheap Tickets' four call centers and, to a lesser extent, through 12 walk-in retail stores. In October 1997, Cheap Tickets broadened its ticket distribution by offering online booking at "www.cheaptickets.com." Internet bookings accounted for approximately 9% of total gross bookings in 1998, approximately 22% in the first three months of 1999, approximately 28% in the second three months of 1999 and approximately 26% during the first six months of 1999. At June 30, 1999, Cheap Tickets had over 1.2 million registered online users, with 783,000 registering in the first six months of 1999. Cheap Tickets expects online gross bookings and online net revenues to represent an increasing portion of gross bookings and net revenues in future periods.

   Gross bookings represent the aggregate retail value of tickets sold under non-published fares and published fares. The difference between gross bookings and revenues as reported in Cheap Tickets' statement of operations derives solely from the difference in revenue treatment accorded to sales of published fares. With respect to published fares, Cheap Tickets records as revenue in its statement of operations only the commissions earned by Cheap Tickets on the sale of such fares. Gross bookings represents the retail value of the sales of published fares. With respect to non-published fares, revenues as reported in Cheap Tickets statement of operations is equivalent to gross bookings, which is the retail value of such fares. Gross bookings are not required by generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Management uses gross bookings as a key indicator of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of Cheap Tickets products.

   Net revenues consist of sales of non-published fares and commissions. Net revenues from sales of non-published fares represent revenues from the sale of tickets purchased from the airlines. Cheap Tickets' cost of sales consists of the net fare cost paid to carriers to purchase non-published fares. Commissions, including incentive overrides, are earned primarily on published air fares sold and include certain other payments based on the volume of transactions.

   Substantially all of Cheap Tickets' gross bookings represent sales of airline tickets. For the year ended December 31, 1998 and the six-months ended June 30, 1999, approximately 98% and 99%, respectively, of gross bookings arose from airline ticket sales. The remaining gross bookings arose from sales of cruise tickets, auto rentals, hotel reservations and other travel related products. Cheap Tickets expects gross bookings from sources other than airline ticket sales to increase in future periods.

   Cheap Tickets' selling, general and administrative expenses include all operating and corporate overhead. Major expense categories include compensation, advertising, communications, credit card bank fees, occupancy and delivery costs. Selling, general and administrative expenses also include compensation charges related to the issuance of stock options.

Results of Operations

   The following table sets forth, for the years ended December 31, 1995, 1996, 1997 and 1998 and the six-month ended June 30, 1998 and 1999, information derived from the statement of operations of Cheap Tickets expressed as a percentage of net revenues, and the percentage change in such items and in gross bookings for the years ended December 31, 1996, 1997 and 1998 compared with the prior period and the six months ended June 30, 1999 compared with the six months ended June 30, 1998. Any trends illustrated in the following table are not necessarily indicative of future results.

                                                                     Percentage Increase (Decrease)
                           As a Percentage of Net Revenues                 Over Prior Periods
                         ----------------------------------------  ------------------------------------
                                                     Six Months                              Six Months
                                                        Ended                                Ended June
                         Year Ended December 31,      June 30,     Year Ended December 31,      30,
                         --------------------------  ------------  ------------------------- ----------
                                                                   1995 to  1996 to  1997 to  1998 to
                         1995   1996   1997   1998   1998   1999    1996     1997      1998     1999
                         -----  -----  -----  -----  -----  -----  -------  -------  ------- ----------
Results of Operations:
Non-published fares.....  96.0%  91.3%  93.7%  93.4%  94.5%  94.0%  (11.1)%   63.4%    65.9%   101.4%
Commissions.............   4.0    8.7    6.3    6.6    5.5    6.0   105.0     15.2     74.2    118.9
                         -----  -----  -----  -----  -----  -----
  Net revenues.......... 100.0  100.0  100.0  100.0  100.0  100.0    (6.5)    59.2     66.4    102.3
Gross profit............  18.3   23.9   20.9   20.5   19.4   19.8    21.9     39.2     63.2    106.1
Selling, general and
 administrative
 expenses...............  17.2   22.2   22.5   19.5   18.1   15.9    20.4     60.9     44.7     77.9
                         -----  -----  -----  -----  -----  -----
  Earnings (loss) from
   operations...........   1.1    1.7   (1.6)   1.0    1.3    3.9    46.8   (249.8)   201.5    486.7
Net earnings (loss).....   0.0    1.0   (1.0)   0.6    0.8    2.6     *nm   (249.7)   205.6    528.9

Operating Data
 (unaudited):
Gross bookings..........   --     --     --     --     --     --     15.2%    45.1%    75.8%    82.7%

--------
*nm--not meaningful

Six Months Ended June 30, 1999 and June 30, 1998

   Net Revenues. Net revenues for the six months ended June 30, 1999 increased $82.5 million, or 102.3%, to $163.1 million. Non-published fare sales increased $77.2 million, or 101.4%, to $153.4 million. The increase in non-published fare sales reflected a significant increase in the number of non-published tickets sold. Commissions increased $5.3 million, or 118.9%, to $9.7 million and increased from 5.5% to 6.0% of net revenues. The $5.3 million increase in commissions reflected three factors: first, an increase in the number of published fares sold; second, an improvement in bonus overrides as a percentage of net revenues; and, third, an increase in commission rates. Gross bookings of published fares decreased from 38.0% to 32.0% of total gross bookings.

   The increase in net revenues benefited from accelerating usage of Internet commerce, growth in the leisure travel market and improving recognition of the Cheap Tickets brand name, particularly following Cheap Tickets' initial public offering in March 1999.

   Net revenues through call centers and retail operations increased $48.0 million, or 64.2%, to $122.8 million. Of this $48.0 million increase, $23.7 million reflected the effect of six full months of operations in 1999 of a new call center that opened in late May 1998. Increased productivity from the remainder of the call centers largely accounted for the rest of the increase.

   Net revenues from Internet sales increased $35.5 million, to $38.9 million for the six months ended June 30, 1999. Net revenues through the Internet represented 23.9% of net revenues in 1999 compared with 4.2% for the same period last year.

   Gross Profit. Gross profit for the six months ended June 30, 1999 increased $16.6 million, or 106.1%, to $32.2 million. As a percentage of net revenues, gross profit increased from 19.4% to 19.8%. The percentage increase was primarily attributable to commissions, which increased from 5.5% to 6.0% of net revenues. In addition, in the 1999 period, Cheap Tickets did not benefit from the unusually high margins on non-published fares enjoyed from a large supplier in 1998. This negative effect on gross profit was offset by improved margins from better yield management on all fares for the six months ended June 30, 1999.

   Selling, General and Administrative Expenses. For the six months ended June 30, 1999, selling, general and administrative expenses increased $11.3 million, or 77.9%, to $25.9 million, and decreased as a percentage of net revenues from 18.1% to 15.9%. The decrease in selling, general and administrative expenses as a percentage of net revenues was primarily attributable to decreases in compensation, telephone and rent expense as a percentage of net revenues. These decreases were partially offset by increases, as a percentage of net revenues, in credit card charges, delivery expense and other general and administrative expense. In addition, advertising expenses increased by $2.8 million, representing an increase from 1.7% to 2.6% of net revenues. Advertising expenses targeted to increase Internet sales were $1.6 million higher for the first six months of 1999, and overall brand advertising, primarily through print media, increased by $1.2 million.

   Net Earnings. For the six months ended June 30, 1999, net earnings increased $3.5 million, or 528.9%, to $4.2 million. The increase reflected higher net revenues, increased gross profit as a percentage of net revenues, and lower selling, general and administrative expenses as a percentage of net revenues as a result of more favorable operating leverage.

Years Ended December 31, 1998 and December 31, 1997

   Net Revenues. Net revenues for the year ended December 31, 1998 increased $68.3 million, or 66.4%, to $171.1 million. By category of net revenue, non-published fare sales increased $63.5 million, or 65.9%, to $159.8 million, and commissions increased $4.8 million, or 74.2%, to $11.3 million. The increase in commissions reflected an increase of $53.0 million, or 92.5%, to $110.3 million in gross bookings of published fares, partially offset by a decrease in commission rates from an average of 9.0% in 1997 to 7.8% in 1998.

   The increase in net revenues benefited overall from industry-wide growth in the leisure travel market and improving recognition of the Cheap Tickets brand name from marketing and advertising efforts and word of mouth. Net revenues at call centers also benefited from better productivity by call center reservation agents and the opening of a fourth call center in Colorado Springs in May of 1998.

   Cheap Tickets' net revenues through call centers and retail operations (including incentive bonuses) increased $56.4 million, or 54.9%, to $159.2 million. Net revenues through the Internet were $11.9 million in 1998 compared with $176,000 in 1997. Net revenues through the Internet represented 7.0% of net revenues for the year ended December 31, 1998 and 17.2% of the total increase in net revenues from 1997 to 1998. Internet net revenues for the four quarters of operations grew as follows: first quarter 1998, $1.2 million; second quarter 1998, $2.3 million; third quarter 1998, $3.8 million, and fourth quarter 1998, $4.7 million.

   Gross Profit. Gross profit increased $13.6 million, or 63.2%, to $35.0 million, consistent with the rate of increase of gross bookings. As a percentage of net revenues, gross profit decreased from 20.9% to 20.5%. This decrease was primarily attributable to a decrease in gross margins of
0.7 percentage points on non-published fares. The decrease in non-published fare margins was primarily attributable to a contract renewal with one carrier at a less favorable rate. A decline in the proportion of non-published fares sold, partially offset by increased volume bonuses, also contributed to the reduction in gross profit.

   Selling, General and Administrative Expenses. For the year ended December 31, 1998, selling, general and administrative expenses increased $10.3 million, or 44.7%, to $33.4 million, and decreased as a percentage of net revenues from 22.5% to 19.5%. The major components of these increases were compensation, credit card and bank fees, and advertising costs. The increase in advertising costs was primarily attributable to Cheap Tickets' website launch in October 1997, including promotions on Yahoo, Travelocity and other websites. Internet marketing costs can be expected to increase significantly in future periods to promote Internet sales. Credit card fees increased as a result of volume and rate increases charged by Cheap Tickets' charge card associations. The decrease in selling, general and administrative expenses as a percentage of net revenues was primarily attributable to the leverage from increased sales.

   In 1998, Cheap Tickets issued stock options to employees to acquire an aggregate of 728,000 shares of Cheap Tickets' common stock of which 660,800 have an exercise price of $0.18 per share and 67,200 have an exercise price of $1.57 per share. Total compensation associated with these options amounted to $722,600, of which $26,325 has been charged to operations for the year ended December 31, 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,062, which was charged at the closing of Cheap Tickets' initial public offering in March 1999, at which time 140,000 options vested by their terms.

   Net Earnings (Loss). Cheap Tickets had net earnings of $1.1 million for the year ended December 31, 1998, compared with the prior year's loss of $1.0 million. This increase was attributable to increased net revenues, with a proportionately lower increase in selling, general and administrative expenses, partially offset by lower gross profit percentages.

Years Ended December 31, 1997 and December 31, 1996

   Net Revenues. Net revenues increased $38.3 million, or 59.2%, to $102.8 million, primarily from continued industry-wide growth in the leisure travel industry and enhanced recognition of the Cheap Tickets brand name from marketing and advertising efforts. The increase was also associated with increases in capacity, including the expansion of existing call centers and higher reservation agent productivity.

   During 1997, the increase in net revenues reflected the growth of non-published fare sales by $37.4 million, or 63.4%, to $96.4 million. By contrast, net revenues from commissions increased only $856,000, or 15.2%, to $6.5 million. The slower growth of net revenues from commissions was attributable to slower growth in gross bookings of published fares and a decrease from 10% to 8% in commissions on published fares implemented by a number of air carriers during 1997.

   In 1997, nearly all of Cheap Tickets' net revenues were generated through call centers, with the exception of approximately $176,000 from Internet sales following the launch of Cheap Tickets' website in October 1997. Net revenues from non-published fare sales in 1997 represented 62.7% of gross bookings, compared with 55.7% in 1996.

   Gross Profit. Gross profit increased $6.1 million or 39.2% to $21.5 million and decreased as a percentage of net revenues from 23.9% to 20.9%. The 3% decrease was primarily attributable to a reduction in published fares margins of 2.4% of net revenues. A combination of a reduction in commissions as a percentage of net revenues and an overall industry reduction in published fare commission rates accounted for the decrease. A further decrease of 0.6% of net revenues from non-published fares was the result of a termination in 1997 of certain profitable routes and the imposition of various restrictions by a major carrier.

   Selling, General and Administrative Expenses. Cheap Tickets' selling, general and administrative expenses increased $8.7 million, or 60.9%, to $23.1 million and increased as a percentage of net revenues from 22.2% to 22.5%. These increases resulted primarily from increased employees and infrastructure to support higher levels of sales. The increase in compensation and employee benefits reflected the hiring of over 119 new employees, largely reservation agents and, to a lesser extent, support staff. Other major components of the increase were telephone expense, advertising costs, delivery expenses, and credit card and bank fees. Occupancy costs also rose, with the opening of three additional retail locations and the expansion of space in Honolulu and Los Angeles.

   Net Earnings (Loss). Cheap Tickets incurred a net loss in 1997 of $1.0 million, compared with net earnings of $674,000 in 1996. The decrease in net earnings was primarily attributable to the decrease in gross profit as a percentage of net revenues.

Years Ended December 31, 1996 and December 31, 1995

   Net Revenues. Net revenues decreased $4.5 million, or 6.5%, to $64.6 million. The decrease corresponded to a reduction in sales of non-published fares of $7.4 million, or 11.1%, to $59.0 million. Net revenues from commissions increased by $2.9 million, or 105.0%, to $5.6 million. The reduction in non-published fare sales was primarily attributable to the termination of a contract provision with one carrier that had required Cheap Tickets to sell non-published fares through certain travel agents at low margins, resulting in $10.5 million in net revenues from such sales in 1995, compared with $617,000 in 1996. The reduction in non-published fare sales was partially offset by increased sales of published fares and the commissions resulting therefrom. Overall gross bookings in 1996 increased $14.0 million, or 15.2% to $105.9 million, as the increase in gross bookings of published fares exceeded the decrease in gross bookings of non-published fares.

   Gross Profit. Gross profit increased $2.8 million or 21.9% to $15.4 million and increased as a percentage of net revenues from 18.3% to 23.9%. This increase was primarily attributable to (1) increases from published fares and volume bonuses of 4.7% of net revenues due to an increase in the proportion of these components as a percentage of total gross profit and
(2) an increase in non-published fares attributable to the procurement of a favorable contract with a major carrier and cessation of the sales of low margin non-published fares to certain travel agents.

   Selling, General and Administrative Expenses. Cheap Tickets' selling, general and administrative expenses increased $2.4 million, or 20.4%, to $14.4 million and increased as a percentage of net revenues from 17.2% to 22.2%. The largest component of the increase was compensation expense, which was primarily attributable to the opening of the Lakeport call center in January 1996.

   Net Earnings. Net earnings increased from $17,000 to $674,000. Higher margins on both non-published and published fare sales contributed to the increase. In addition, there was non-recurring income of $37,000 in 1996, compared with non-recurring expense in 1995 of $709,000.

Seasonality and Quarterly Financial Information

   Cheap Tickets' business is seasonal due primarily to customers' leisure travel patterns and changes in the availability of non-published fares. As a result, Cheap Tickets typically has higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, Cheap Tickets historically has had access to fewer non-published fares, and such fares on certain major routes may be blacked out or otherwise unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings.

   The following table sets forth selected unaudited quarterly financial information for each of the eight quarters in the period ended June 30, 1999, as well as such data expressed as a percentage of Cheap Tickets' net revenues for the periods presented. This information has been derived from unaudited statements of operations data that, in the opinion of management, are stated on a basis consistent with the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information in accordance with GAAP. Cheap Tickets' results of operations for any quarter are not necessarily indicative of the results to be expected in any future period.

                                                   Quarter Ended
                                                    (unaudited)
                         ----------------------------------------------------------------------------
                               1997                         1998                          1999
                         ------------------   -----------------------------------   -----------------
                         Sept. 30   Dec. 31   Mar. 31  June 30  Sept. 30  Dec. 31   Mar. 31  June 30
                         --------   -------   -------  -------  --------  -------   -------  --------
Results of operations:
Non-published fares..... $28,789    $22,666   $30,449  $45,722  $46,823   $36,852   $55,962  $ 97,416
Commissions.............   1,602      1,796     1,949    2,491    3,614     3,215     4,567     5,154
                         -------    -------   -------  -------  -------   -------   -------  --------
  Net revenues..........  30,391     24,462    32,398   48,213   50,437    40,067    60,529   102,570
Cost of sales...........  24,097     19,386    25,959   39,016   39,572    31,520    47,852    83,028
                         -------    -------   -------  -------  -------   -------   -------  --------
Gross profit............   6,294      5,076     6,439    9,197   10,865     8,547    12,677    19,542
Selling, general and
 administrative
 expenses...............   6,439      6,530     6,430    8,128    9,535     9,319    11,157    14,739
                         -------    -------   -------  -------  -------   -------   -------  --------
Net operating income....    (145)    (1,454)        9    1,069    1,330      (772)    1,520     4,803
Other income
 (deductions)...........       9         27        35       22       32        80       124       687
                         -------    -------   -------  -------  -------   -------   -------  --------
Earnings (loss) before
 income taxes...........    (136)    (1,427)       44    1,091    1,362      (692)    1,644     5,490
Income taxes............     (56)      (529)       18      447      559      (283)      674     2,251
                         -------    -------   -------  -------  -------   -------   -------  --------
Net earnings (loss)..... $   (80)   $  (898)  $    26  $   644  $   803   $  (409)  $   970  $  3,239
                         =======    =======   =======  =======  =======   =======   =======  ========
Basic earnings (loss)
 per share.............. $ (0.01)   $ (0.07)  $ (0.01) $  0.04  $  0.05   $ (0.04)  $  0.02  $   0.15
Diluted earnings (loss)
 per share.............. $ (0.01)   $ (0.07)  $ (0.01) $  0.03  $  0.04   $ (0.03)  $  0.01  $   0.15
Operating Data:
Gross bookings ......... $42,959    $41,590   $52,754  $70,431  $75,930   $71,018   $89,740  $135,296
                         =======    =======   =======  =======  =======   =======   =======  ========
                                          As a Percentage of Net Revenues
                                                   Quarter Ended
                                                    (unaudited)
                         ----------------------------------------------------------------------------
                               1997                         1998                          1999
                         ------------------   -----------------------------------   -----------------
                         Sept. 30   Dec. 31   Mar. 31  June 30  Sept. 30  Dec. 31   Mar. 31  June 30
                         --------   -------   -------  -------  --------  -------   -------  --------
Non-published fares.....    94.7%      92.7%     94.0%    94.8%    92.8%     92.0%     92.5%     95.0%
Commissions.............     5.3        7.3       6.0      5.2      7.2       8.0       7.5       5.0
                         -------    -------   -------  -------  -------   -------   -------  --------
  Net revenues..........   100.0      100.0     100.0    100.0    100.0     100.0     100.0     100.0
Cost of sales...........    79.2       79.3      80.1     80.9     78.5      78.7      79.1      80.9
                         -------    -------   -------  -------  -------   -------   -------  --------
Gross profit............    20.8       20.7      19.9     19.1     21.5      21.3      20.9      19.1
Selling, general and
 administrative
 expenses...............    21.3       26.6      19.9     16.9     18.9      23.2      18.4      14.4
                         -------    -------   -------  -------  -------   -------   -------  --------
Net operating income....    (0.5)      (5.9)      0.0      2.2      2.6      (1.9)      2.5       4.7
Other income
 (deductions)...........     0.1        0.1       0.1      0.1      0.1       0.2       0.2       0.7
                         -------    -------   -------  -------  -------   -------   -------  --------
Earnings (loss) before
 income taxes...........    (0.4)      (5.8)      0.1      2.3      2.7      (1.7)      2.7       5.4
Income taxes............    (0.1)      (2.1)      0.0      1.0      1.1      (0.7)      1.1       2.2
                         -------    -------   -------  -------  -------   -------   -------  --------
Net earnings (loss).....    (0.3)%     (3.7)%     0.1%     1.3%     1.6%     (1.0)%     1.6%      3.2%
                         =======    =======   =======  =======  =======   =======   =======  ========

Liquidity and Capital Resources

   For the six months ended June 30, 1999, Cheap Tickets generated cash from operating activities of $15.8 million, compared with $6.5 million for the six months ended June 30, 1998. For the six months ended June 30, 1999, cash generated from operating activities was comprised principally of net earnings plus depreciation of $4.8 million and an increase in accounts payable of $8.9 million. For the six months ended June 30, 1998, cash generated from operating activities was comprised principally of net earnings plus depreciation of $940,000 and an increase in accounts payable of $5.0 million. The primary account payable is the weekly settlement to the Airline Reporting Corporation for airline tickets purchased less commissions earned. This is generally a significant balance, and the timing of the current payment relative to month-end can cause fluctuations in month-end balances.

   For the year ended December 31, 1998, Cheap Tickets generated cash from operating activities of $2.0 million, compared with $1.5 million for the year ended December 31, 1997. For the year ended December 31, 1998, cash generated from operating activities was comprised principally of net earnings plus depreciation of $1.6 million and net changes in working capital and other accounts. For the year ended December 31, 1997, cash generated from operating activities was comprised principally of an increase in accounts payable of $2.5 million adjusted by changes in other accounts. For that period, there was a net loss of $1.0 million, offset by depreciation of $370,000.

   For 1996, Cheap Tickets generated cash from operating activities of $411,000. This cash was generated primarily from the sum of net earnings and depreciation of $878,000, partially offset by changes in operating accounts.

   For the six months ended June 30, 1999, Cheap Tickets used cash from investing activities of $20.6 million compared with $512,000 for the six months ended June 30, 1998. Cash used in investing activities for the six months ended June 30, 1999 included net purchases of short-term marketable securities for $18.4 million. Capital expenditures for the six months ended June 30, 1999 and 1998 were $2.2 million and $512,000, respectively. For the six months ended June 30, 1999, Cheap Tickets received net proceeds from the offering of $55.0 million after deduction of underwriters' fees and other costs of issuance less $4.8 million to redeem mandatorily redeemable preferred stock and accumulated dividends.

   For the year ended December 31, 1998, Cheap Tickets used cash from investing activities of $4.8 million, while in the prior period it used cash in investing activities of $486,000. Cash used in investing activities for the year ended December 31, 1998 included net purchases of short term marketable securities for $4.9 million. Capital expenditures for the years ended December 31, 1998 and 1997 were $485,000 and $496,000, respectively. In 1998, Cheap Tickets received $496,000 in proceeds from the sale of a company office, of which $489,000 was used to pay the outstanding mortgage on the property. In 1997, Cheap Tickets raised $3.9 million net of issuance expenses from a private placement of preferred stock. In 1996, Cheap Tickets made $1.3 million in capital expenditures, primarily consisting of the furnishing and equipping of a new call center in Lakeport, California and the acquisition of additional equipment.

   At June 30, 1999, Cheap Tickets maintained on hand cash and cash equivalents of $48.0 million and short term marketable securities of $23.4 million. Cheap Ticket's net working capital was $56.9 million. Cheap Tickets has available a $3.0 million credit facility with a bank expiring on December 5, 1999. This facility accrues interest at either (1) the bank's base rate or (2) LIBOR plus an applicable margin, at Cheap Tickets' option. There were no drawdowns against this facility at

June 30, 1999. Cheap Tickets had outstanding long-term debt net of current installments of $528,000 and capital lease obligations of $1,764,000.

   Cheap Tickets believes that the net proceeds from this offering, together with its current cash and cash equivalents, short term marketable securities and anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for working capital, debt service and capital expenditures, at least for the foreseeable future. Cheap Tickets has budgeted approximately $9.0 million for capital expenditures in 1999, nearly all of which was intended to be used for technological improvements and upgrades. Approximately $4.2 million has been expended through June 30, 1999. If cash generated from internal operations is not sufficient to satisfy CheapTickets' liquidity requirements, Cheap Tickets may seek to increase available bank lines or sell additional equity or debt securities. The sale of convertible debt or equity securities could result in additional dilution to Cheap Tickets' shareholders. There is no assurance that financing will be available in amounts or on terms acceptable to Cheap Tickets, if at all.

Recently Issued Accounting Standards

   In 1998, Cheap Tickets adopted SFAS No. 130 "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 states that all items that are required to be recognized under generally accepted accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 did not have an effect on Cheap Tickets' financial statements since Cheap Tickets does not have elements of comprehensive income other than net earnings.

   SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The effect of implementing SFAS No. 131 was not significant as Cheap Tickets manages its business as a single operating segment, Cheap Tickets is domiciled entirely in the U.S. and substantially all of Cheap Tickets' revenues are derived from the sales of airline tickets.

   SFAS No. 132 standardized the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 does not change existing measurement or recognition standards for Cheap Tickets' defined contribution plan and does not have a material effect on Cheap Tickets' financial statements.

   In June 1998, FASB issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. In June 1999, FASB issued SFAS No. 137 which deferred the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Currently, Cheap Tickets does not hold derivative instruments or engage in hedging activities. The adoption of SFAS No. 133 is not expected to have a material effect on Cheap Tickets' financial statements.

   Effective January 1, 1999, Cheap Tickets implemented Statement of Position
(SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities," issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA). The implementation did not have a material effect on the financial statements.

   The FASB issued SFAS No. 134 in October 1998 and SFAS No. 136 in June 1999 which do not apply to Cheap Tickets. In February 1999, the FASB issued SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," which was effective shortly after issuance and did not have a material effect on Cheap Tickets' financial statements.

Year 2000 Compliance

 Overview

   Cheap Tickets is taking steps to address potential Year 2000 problems. Cheap Tickets has formed a project team from its systems and technology, finance, telecom and operations departments. The project team is responsible for implementing the following four-phase process: (1) identifying the computer systems and products affected; (2) contacting vendors and suppliers; (3) determining the Year 2000 compliance status of each system and product; and (4) implementing any necessary changes. Although Cheap Tickets does not currently expect the impact of the Year 2000 issue will be material to systems still under evaluation, Cheap Tickets could discover (or fail to discover) Year 2000 issues in the course of its evaluation process that would have a material and adverse effect on Cheap Tickets' business, results of operations or financial condition if not properly addressed.

   Cheap Tickets currently has three types of computer systems or programs which may be affected. They include: (1) reservations database systems, (2) PC/LAN systems and (3) non-informational technology systems. The reservations database systems involve the computer programs and products responsible for airline, cruise, car and hotel reservations and other transactional systems. PC/LAN systems include Cheap Tickets' personal computer network systems. Non-informational technology systems include systems or hardware containing embedded technology such as micro controllers.

   Cheap Tickets has already completed the four phases for all of its systems including SABRE reservations, TravelBase Accounting, Payroll, Credit Card Processing Software, Credit Card Processor, PC/LAN Hardware, PC/LAN Software and Telecommunications Systems.

   Reservation Database Systems. The main supplier of the Cheap Tickets' reservation database systems is SABRE. Currently, over 90% of Cheap Tickets' computing transactions are processed through the SABRE systems. This includes transactions involving airline reservations, booking, ticketing, car and hotel rentals, cruises and accounting. SABRE has advised Cheap Tickets that it has a Year 2000 implementation plan in place. Further, SABRE has advised Cheap Tickets that it has already resolved Year 2000 issues for its main computer system--the airlines reservations system. In turn, Cheap Tickets has implemented all changes required by SABRE for Cheap Tickets to be Year 2000 compliant. There can be no assurances that SABRE will be Year 2000 compliant and that the impact of SABRE's non-compliance, if any, would not be material.

   PC/LAN Systems. Cheap Tickets has completed the replacement of all of its PC/LAN computing systems. All the new PC/LAN systems being installed, including hardware, software, applications and operating systems, have been represented by their vendors to be Year 2000 compliant. Cheap Tickets believes that any systems that it has not yet replaced do not present any Year 2000 concerns because, to Cheap Tickets' knowledge, these systems already are Year 2000 compliant. In addition, Cheap Tickets is currently requiring that any new systems it purchases meet Year 2000 compliance requirements. There can be no assurances that such PC/LAN computing systems will be Year 2000 compliant and that the impact of such non-compliance, if any, would not be material.

   Non-Informational Technology Systems. Cheap Tickets has evaluated its non-informational technology systems. Each of its operational centers has achieved Year 2000 compliance for these systems. Cheap Tickets has not yet developed a contingency plan in the event that any of its critical computer systems are not Year 2000 compliant by January 1, 2000.

   Based on the steps being taken and progress to date, management estimates that the expenses for ensuring Year 2000 compliance of its computer products and systems will not have a material adverse effect on operations or earnings, and can be financed out of cash flow from operations. Despite such plans and Cheap Tickets' assessment of current hardware and software, the assessment of Cheap Tickets' current state of compliance may not be fully accurate, and Cheap Tickets' plans for achieving full compliance with Year 2000 issues may not in fact be fully successful. Cheap Tickets is also in the process of attempting to verify that all of the products supplied by third-party vendors have either resolved the Year 2000 issue or have a published plan to do so. In certain cases, such as with SABRE, Cheap Tickets has relied in good faith on representations and warranties regarding Year 2000 compliance provided to it by third-party vendors of hardware and software, and on consultants. Such representations and warranties may not be accurate in all material respects and the advice or assessments of consultants may not be reliable. If third parties are not able to make their systems Year 2000 compliant in a timely manner, it could have a material and adverse effect on Cheap Tickets' business, results of operations and financial condition. Cheap Tickets has not developed a contingency plan to address the possibility that SABRE is unable to achieve Year 2000 compliance and does not intend to do so.

   Federal Aviation Administration Readiness. On July 21, 1999, the FAA announced that all of its computer systems were fully Year 2000 compliant. According to the FAA's announcement, compliance had been verified by an independent contractor, and the FAA would continue to test its systems and contingency plans through year end and through leap-year day February 29, 2000. The FAA's state of Year 2000 readiness could have a significant impact on air travel on or about January 1, 2000 and for an uncertain period of time thereafter. Air travel may be affected both by travelers' safety fears and by actual disruption caused by lack of Year 2000 readiness.

   Possible Air Traffic Disruption. Disruption of air traffic on or about January 1, 2000, whether or not attributable to the state of FAA Year 2000 readiness, may have an adverse impact on Cheap Tickets. However, the effect, if any, is uncertain. Fear by travelers of disruption could result in reduced reservations for year-end flights and possibly less leisure travel generally at year-end. In addition, if such fears develop, the airlines may lower prices generally or engage in fare wars to attract customers. If the airlines did engage in such behavior, Cheap Tickets' business could be hurt. However, if air traffic is not disrupted, and airlines and the FAA, in fact, achieve Year 2000 readiness, air travel should return to normal levels shortly following January 1, 2000. In such a situation, the overall disruption to Cheap Tickets may be limited to the holiday vacation period which includes January 1, 2000. On the other hand, a breakdown of the air control system, or other breakdowns generally resulting in reduced air traffic or less safe air travel, could have more serious impact on the air travel business generally and could affect Cheap Tickets' business, results of operations and financial condition more adversely. Management has not drawn any conclusions about whether any such Year 2000 effect will be experienced and, if so, how it will affect Cheap Tickets. In addition, Cheap Tickets has not developed a contingency plan to address this situation and does not intend to do so.

   Effect on Other Entities. Finally, Year 2000 issues may impact other entities with which Cheap Tickets does business, including, for example, airlines and those responsible for maintaining telephone and Internet communications. Accordingly, Cheap Tickets cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive/or corrective actions in a timely manner, the Year 2000 issue could have a material and adverse effect on Cheap Tickets' business, results of operations and financial condition. Cheap Tickets has not yet developed a contingency plan to address the possibility that other entities with which it does business are unable to achieve Year 2000 compliance and does not intend to do so.

                                    BUSINESS

   Cheap Tickets is a leading retail seller of discount tickets for domestic leisure air travel. For the six months ended June 30, 1999, Cheap Tickets sold approximately 843,000 airline tickets through call centers, retail stores and its Internet site. Cheap Tickets has rights to buy these fares under contracts from over 35 airline carriers, including America West, American, Continental, Northwest, TWA, United and US Airways.

Industry Background

   Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995, according to the Travel Weekly 1998 U.S. Travel Agency Survey. According to the same source, the leisure travel component of this market is also growing rapidly, as leisure travel accounted for $64.5 billion, or 51%, of total travel in 1997. Leisure travel bookings increased 30% from 1995 to 1997, the largest increase in recent years. Management believes that the growth in leisure travel has been driven by a number of factors, including an increase in disposable income levels in the United States, the aging of the population and the availability of affordable airfares. Airline travel (including business and leisure travel) continues to be the largest segment of the travel industry, with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997.

Airline Ticket Sales

   Published Fares. Historically, airlines have sold tickets directly or through travel agencies on a commission basis. The traditional travel agency channel of distribution is highly fragmented, with few nationally recognized brands. According to The American Society of Travel Agents, over 23,000 travel agencies operate in more than 33,000 locations in the United States, and the average travel agency generates approximately $3.8 million in annual gross bookings per location.

   Travel agents are compensated primarily through commissions paid by airlines on tickets sold. Some travel agencies also charge service fees to their customers. Travel agents generally receive commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. In addition, travel agencies can earn performance-based incentive compensation.

   Commissions are determined in the sole discretion of the airlines and are subject to frequent change. In recent years, airlines have reduced rates and capped per-ticket commissions generally payable to travel agencies. In addition, they have further reduced rates and capped commissions for online reservations. The downward pressure on commission rates may cause traditional travel agencies to charge service fees to their customers, shift their focus to higher margin, non-air travel services or reduce the level of customer service.

   Travel agencies typically book reservations through electronic global distribution services such as the SABRE system and Galileo International Partnership's Apollo system. Global distribution services provide real-time access for agents to extensive data on fares, availability, schedules and other travel information. This data is constantly changing, with as many as one million airfare changes made daily. Customers have historically had to rely on travel agents to access and interpret this rapidly changing information.

   Non-Published Fares. According to the Air Transport Association, airline excess capacity in the United States was 31.9% from 1995 to 1998, and excess capacity was approximately 29.8% in

1998. The airlines can predict excess capacity up to a year in advance for specific routes and times. Airlines are motivated to sell excess capacity at prices substantially lower than published tariffs because the marginal cost of filling excess seats is minimal. However, to succeed in this strategy, the airlines need assurance that sales of excess capacity at lower prices do not erode published fare structures. The ability to sell such seats without eroding published fare structures is a source of incremental profits for airlines. Management believes that it would be difficult for airlines to market their excess capacity directly to the public at discount prices because their discount fares would compete with their own regular published fares, and they would also risk drawing immediate price competition from other airlines. In fact, airlines generally have not sold excess capacity directly to the public, except in extremely limited situations, usually involving last-minute special offers and the use of frequent flier awards. Management believes that leisure travelers are particularly suited to the products offered by Cheap Tickets, as they are highly price sensitive and willing to be flexible on carriers, routes and times of travel.

   Airlines generally have sold excess capacity indirectly through intermediaries in a manner designed not to erode their published fare structures while at the same time maximizing incremental excess revenues. They have accomplished this by selling excess capacity to independent third parties under net fare contracts. The tickets are then resold by these third parties to the public at prices set by them, generally at a substantial discount below regularly published fares. The prices of these tickets are not published unless they have been published directly by the reseller in the media or otherwise, and the fares are not available from the airlines directly. Hence, they are referred to as "non-published fares." The profit margins on non-published fare sales generally exceed the margin received for sales of tickets sold on an agented basis.

   Non-published fares are restricted to specific routes and times, cannot be canceled or refunded, and generally contain other restrictions which, while making them unattractive for full-fare travelers, are acceptable to price sensitive leisure travelers with flexible itineraries.

   For international routes, management believes that the market for the sale of non-published fares is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have contracts with a small number of carriers for a limited number of routes. Among these, management believes Cheap Tickets is the leading seller of non-published fares for regularly scheduled domestic routes. Cheap Tickets has contracts with carriers covering most major domestic and international routes.

The Growth of Internet Commerce, Products and Services

   The enormous growth and acceptance of the Internet as a medium of communication and commerce presents significant opportunities for Cheap Tickets. According to Dataquest, more than 43 million households in America currently have Internet access and that number is projected to grow to nearly 95 million households by 2001. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by businesses and consumers as a medium for conducting business.

   The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium

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

for commerce, empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. Forrester Research estimates that online retail revenues will increase from approximately $4.8 billion in 1998 to approximately $17.4 billion by 2001.

Online Travel Market

   As a result of pressures on traditional travel distribution channels and the emergence of new "e-commerce" opportunities, the online travel industry has grown rapidly. The Internet provides a convenient and efficient medium for sales of airline tickets by affording customers direct access to up-to-the-minute travel information, including changing fares and routes, the ability to engage in competitive shopping, and the capability to purchase tickets. According to Forrester Research, the online travel market is the second largest by dollar volume and fastest growing area of Internet commerce. Online airline travel bookings were $1.6 billion in 1998 and are expected to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

   In the online travel services market, Cheap Tickets competes for published fares with other entities that operate similar websites, such as Priceline.com, Inc., Expedia, which is operated by Microsoft Corporation, Travelocity, which is operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines and Preview Travel, Inc. Many airlines also operate websites for the direct sale of their own fares.

Cheap Tickets' Business Strategy

   Cheap Tickets' objective is to provide a wide variety of travel products to leisure travelers at discount prices and to enhance its position as a leading provider of non-published fares for domestic leisure travel. Cheap Tickets also seeks to benefit travel providers by selling airlines' otherwise unused excess capacity at high incremental margins without diluting their published fare structure. The principal elements of Cheap Tickets' strategy are:

   Provide a Broad Selection of Discounted Fares for Customers. Cheap Tickets offers a broad selection of non-published and published fares for regularly scheduled domestic routes at discounted prices. Management believes that its breadth of fare selection is unmatched in the industry. Cheap Tickets has access to domestic and international non-published fares for regularly scheduled flights through contracts with over 35 carriers, including America West, American, Continental, TWA, United and US Airways. Currently, Cheap Tickets offers approximately 425,000 non-published fares at any given time for most major domestic and international routes at discounts attractive for the leisure traveler. In addition, through the SABRE reservations system, Cheap Tickets offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. Cheap Tickets' non-published fares are integrated with these published fares on a special area of SABRE, to which only Cheap Tickets has access, permitting Cheap Tickets' reservation agents and its Internet customers to choose the least expensive available itinerary.

   Sell Direct to Consumers. Cheap Tickets has been selling airline tickets directly to the public since its inception in 1986 and has an established infrastructure to execute its direct sales strategy. It sells its tickets through call centers, the Internet and retail stores. Cheap Tickets operates four call centers staffed by approximately 520 employees in Colorado Springs, Honolulu, and Los Angeles and Lakeport, California. The call centers provide toll-free telephone support and reservation services seven days a week at "1-800-OK-CHEAP." Online customers can access Cheap Tickets' easy-to-use website at their convenience. Cheap Tickets also operates 12 retail stores and a customer service center. Tickets are shipped on a next-day basis, and Cheap Tickets has the capability to offer "E-tickets."

   Provide Effective Yield Management Services for Airline Carriers. Cheap Tickets has consistently provided an efficient distribution channel to assist carriers in selling excess capacity without eroding published fare structures. Cheap Tickets provides airlines with a yield management solution, enabling them to increase profits through incremental revenues accompanied by low marginal costs and, in some cases, to gain market share at the expense of competitors. Cheap Tickets targets leisure travelers who are willing to travel on certain routes to fill flights which normally have a low load factor. Restrictions placed on non-published fares allow Cheap Tickets to sell non-published fares aggressively to leisure travelers while leaving the airlines and travel and online agencies to service full fare customers.

   Demonstrate Ability to Match Excess Airline Capacity to Consumer
Demand. Cheap Tickets has proven to airlines that it can efficiently match airlines' excess capacity to consumer demand for leisure travel by selling increasing volumes of non-published fares. From 1996 through 1998, Cheap Tickets sold non-published fares of $59.0 million, $96.4 million, and $159.8 million, respectively. For the six months ended June 30, 1999, Cheap Tickets sold $153.4 million of non-published fares. Management believes that Cheap Tickets' track record of selling excess capacity without compromising the airlines' fare structures provide a strong incentive for the airlines to continue to use Cheap Tickets for the sale of domestic non-published fares.

Cheap Tickets Growth Strategy

   Cheap Tickets seeks to become the leading provider of discount travel products and services to leisure travelers. Cheap Tickets' growth strategy is to expand its customer base aggressively, form additional strategic alliances, improve call center productivity, broaden its leisure travel offerings and consider possible selective acquisitions. The key elements of Cheap Tickets' growth strategy are as follows:

   Aggressively Build Brand Recognition. Cheap Tickets' strategy is to promote, advertise and broaden its brand recognition through a variety of marketing techniques. Historically, Cheap Tickets has promoted itself almost exclusively through print media and word-of-mouth. A recent customer survey commissioned by Cheap Tickets determined that 54% of customers learned of Cheap Tickets by word-of-mouth. This has translated into relatively low customer acquisition costs. With the advent of its Internet business, Cheap Tickets has promoted its brand through Internet advertising. To broaden its exposure, Cheap Tickets plans to launch a significant new national media campaign consisting of television and radio advertising.

   Rapidly Expand Internet Bookings. Cheap Tickets intends to capitalize on its position in selling non-published fares to continue to rapidly expand its Internet ticket sales. Management plans to accomplish this through increased marketing to heighten awareness of Cheap Tickets' online product offerings and the Cheap Tickets' brand. Cheap Tickets plans to maintain and strengthen its online visibility and customer base through relationships with Internet content and commerce companies. Online access to Cheap Tickets' products began in October 1997. As of June 30, 1999, over 1.2 million online users had registered at Cheap Tickets' website, with more than 783,000 new registrants since December 1998. For the six months ended June 30, 1999, Cheap Tickets had approximately $59 million in gross bookings from the sale of 229,000 tickets over the Internet and

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

approximately 26% of Cheap Tickets' gross bookings were made over the Internet. Management believes that Cheap Tickets' gross bookings from the Internet will continue to grow rapidly.

   Enhance and Expand Strategic Relationships. Cheap Tickets currently has contractual relationships with more than 35 airlines, including America West, American, Continental, Northwest, TWA, United and US Airways. These relationships give Cheap Tickets access to non-published fares, which has helped Cheap Tickets to become a leading seller of non-published domestic fares to consumers. Cheap Tickets intends to continue to build these relationships through increased sales of excess capacity and to seek new relationships with other airlines, travel suppliers, Internet portals and travel-related website companies. Through these existing and new strategic relationships, Cheap Tickets seeks to broaden access to its non-published fares and to reach additional customers. In addition, Cheap Tickets intends to build on its relationship with SABRE to enable it to continue to provide ease of access to what management believes to be the broadest available selection of discounted fares for regularly scheduled domestic routes.

   Expand Call Center Capacity through Improved Productivity. Cheap Tickets intends to continue to invest substantial resources in developing technological enhancements to its call centers. Cheap Tickets has just implemented an intelligent call routing system to link Cheap Tickets' four call centers, to direct calls to specific agents best able to service particular customer needs and prioritize calls to reduce hold times, and an interactive voice response system to reduce the need for agents to answer general questions, thereby increasing the number of calls Cheap Tickets can service and the sales productivity of reservation agents. Cheap Tickets is also actively developing a more automated front-end application for its reservation agents that will reduce errors and increase productivity. Management believes that such enhancements will increase sales and substantially improve operating efficiency.

   Broaden Existing Products and Services. Cheap Tickets has historically realized nearly all gross bookings through airline ticket sales. However, it recently began selling cruise tickets, auto rentals and hotel reservations. Cheap Tickets intends to capitalize on its market presence in non-published fares, brand recognition, Internet site, service infrastructure and customer base to promote these additional travel products. Cheap Tickets' is focusing on developing complementary products that require minimal incremental resources to sell and distribute.

   International Expansion. Cheap Tickets plans to grow internationally through acquisitions, joint ventures or internal expansion. Cheap Tickets may seek to acquire, partner with, or invest in, travel service companies in foreign countries, where there is the potential to apply the Cheap Tickets' business model.

   Make Selective Acquisitions. Cheap Tickets is considering the acquisition of companies which will add to its customer base, product lines, strategic relationships or distribution. Cheap Tickets currently has no agreements or understandings with respect to any such acquisitions.

Products and Services

   Leisure Airline Tickets. Cheap Tickets has the right to acquire non-published fares pursuant to contracts from carriers. Cheap Tickets then resells these tickets at profit margins which exceed the typical commissions payable for the sale of tickets on an agented basis. The prices Cheap Tickets offers to customers are generally at a substantial discount to published fares. Cheap Tickets purchases these fares only when it resells them to customers, so that it does not have inventory carrying costs.

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

Cheap Tickets' non-published fares are not available to consumers directly from the airlines and are not published, except as advertised by Cheap Tickets. Availability of non-published fares varies from route to route based on availability from the airline carriers. Cheap Tickets currently offers approximately 425,000 non-published fares at any given time, covering most major domestic and international routes. Cheap Tickets sells these tickets with limitations and restrictions that make them unattractive for full fare travelers, who seek the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements.

   In 1998 and for the first six months of 1999, approximately 59% and 68%, respectively, of Cheap Tickets' airline gross bookings were from non-published fares. For customers who are unable to find a non-published fare for a particular itinerary, Cheap Tickets also offers a full menu of regularly published fares. In 1994, Cheap Tickets became the first non-airline to file its non-published fares through the Airline Tariff Publishing Corporation. This allows Cheap Tickets to integrate its non-published fares with published fares in a special area of the SABRE reservations system to which only Cheap Tickets has access. This system automatically sorts through millions of fares, including Cheap Ticket's own non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by Cheap Tickets' reservation agents and Internet customers.

   For published fares, Cheap Tickets receives commissions on gross bookings. Airlines generally pay commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. Cheap Tickets receives commissions at least as favorable as those received by travel agents, and with many carriers Cheap Tickets has negotiated more favorable commission rates. In addition, Cheap Tickets frequently benefits from performance-based override commissions.

   Other Travel Products and Services. Cheap Tickets has contractual relationships to sell cruises on Carnival Cruises and Princess Cruises and also has contractual relationships with major auto rental companies to provide reservations. Cheap Tickets has recently entered into a number of contracts to sell hotel room reservations. Such alternative products represented less than 1% of Cheap Tickets' gross bookings for the first six months of 1999. Cheap Tickets sees these other travel products and services as potential areas of future growth.

   Call Center Operations. At June 30, 1999, Cheap Tickets had approximately 520 reservation agents and other call center employees at its four call centers. Facilities are located in Honolulu, Colorado Springs, Los Angeles and Lakeport, California. Reservation agents at these call centers receive all in-bound calls to Cheap Tickets' toll free number "1-800-OK-CHEAP." On average, the call centers receive approximately 100,000 calls per day. Reservation agents currently conduct fare searches for requested itineraries, sell airline tickets, explain rules and restrictions applicable to fares and ticket delivery details, identify retail ticket locations, and provide other assistance. The call centers also provide customer service for both call center customers and Internet users.

   Cheap Tickets implemented an intelligent call routing and interactive voice response technology that enables callers to receive fare quotes and get answers to common information requests in an automated phone-based environment. By automating caller activities and compensating agents on an incentive basis, Cheap Tickets seeks to maximize agent productivity. Call centers are segmented into teams, who are rewarded for the highest productivity and operating effectiveness.

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

   Internet Operations. Cheap Tickets' online reservations and ticketing service through its website at "www.cheaptickets.com" provides its customers access to information on schedules, availability and non-published and published fares and enables them to book their own travel arrangements at their convenience. The website is designed to provide customers with quick, efficient, and flexible service in a manner that facilitates comparison shopping. Cheap Tickets' online service automates the processing of customer orders, interacts with the systems of third party travel suppliers, and allows Cheap Tickets to gather, store and use customer and transaction information in a comprehensive and cost-efficient manner. The website allows customers to dispense with providing personal profile and payment information after their initial registration. The website has permitted Cheap Tickets to expand its customer base through better service while reducing transactional costs.

   The website contains customized software applications that interface the website with the electronic booking system and database. Cheap Tickets has contracted with SABRE for the development and hosting of the site, the development of the customized software applications, and access to the electronic booking system and database. Cheap Tickets also has developed its own proprietary customized software applications that interfaces the website directly with the SABRE electronic booking system and database.

   Cheap Tickets maintains a relational database containing information compiled from customer profiles, shopping patterns and sales data. Cheap Tickets analyzes information in this database to develop targeted marketing programs and provide personalized and enhanced customer service. Its database is scaleable to permit large transaction volumes with no significant software changes. Cheap Tickets' systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs.

   Cheap Tickets uses a combination of proprietary and industry-standard encryption and authentication measures designed to protect a customer's information. Cheap Tickets maintains an Internet firewall to protect its internal systems and all credit card and other customer information.

Strategic Relationships

   Airline Relationships. Cheap Tickets currently has contracts with more than 35 airlines. For the first six months of 1999, approximately 60% of sales of non-published fares came from tickets acquired from three airlines: Continental represented approximately 28%; TWA represented approximately 22%, and America West, 10%. Cheap Tickets sells non-published fares purchased under these contracts, with minimum stay and advance purchase requirements, as non-refundable, non-endorsable and non-changeable tickets and without frequent flyer mileage or upgrades. Generally, the airline contracts range from one to one and a half years in length and can be cancelled on short notice. None of these carriers has any obligation to renew the contracts at their expiration, but Cheap Tickets has consistently been successful in obtaining renewals. Management believes that Cheap Tickets' track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use Cheap Tickets for the sale of domestic non-published fares. Management believes that Cheap Tickets' success in matching excess capacity to consumer demand for low ticket prices comes from its strategy of directing its marketing efforts to leisure travelers and selling restricted tickets directly to the public in high volumes through call centers and over the Internet. Although Cheap Tickets has a consistent history of renewing its contracts, there are no assurances that any one or several of them will be renewed.

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

   SABRE Relationship. SABRE is a world leader in the electronic distribution of travel-related products and services and is a leading provider of information technology solutions for the travel and transportation industry. SABRE's electronic booking system and database contains flight schedules, availability, and published fare information for more than 400 airlines, 50 auto rental companies, 35,000 hotel properties, and dozens of railways, tour companies, passenger ferries, and cruise lines located throughout the world. Through the SABRE reservations system, Cheap Tickets offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. In addition, SABRE's electronic booking system and database hosts Cheap Tickets' non-published fare information through a unique arrangement that permits Cheap Tickets to integrate its non-published fares with published fares on a special area of the SABRE reservations system to which only Cheap Tickets has access. This system automatically sorts through millions of fares, including Cheap Tickets' own non-published fares, to identify the lowest fares available for the desired itinerary. These choices are then posted in ascending price order for use by Cheap Tickets' reservation agents and Internet customers.

Marketing and Brand Awareness

   Cheap Tickets intends to aggressively build its brand name to enhance consumer awareness and add new customers. As part of this program Cheap Tickets plans to significantly increase its marketing and advertising expenditures. Traditionally Cheap Tickets has depended primarily on print and, more recently, Internet-based advertising. Cheap Tickets is now initiating a major national campaign using television, print, radio and the Internet. Television advertising will use 30-second placements, primarily on cable channels focused on the 35-55 year old segment. The launch of the first 30-day campaign is planned for August 1999. Radio spots will complement the television campaign. Cheap Tickets also intends to broaden the scope of print advertising to include more and higher profile publications as well as to increase the number of its focus cities. Finally, Cheap Tickets plans to continue to pursue a highly targeted Internet-based advertising campaign. Its Internet advertising efforts will be targeted using keyword search and banner ads on Internet sites frequented by its target consumer base. Through such targeted efforts, Cheap Tickets seeks to obtain the highest return for its advertising expenditures. It is a featured advertiser on the Travelocity website. Cheap Tickets also advertises on Yahoo!, Excite, Lycos, HotBot, Snap.com and OnSale. Through its banner advertisements, Cheap Tickets has achieved "click-through" rates to its website as high as 8%.

Competition

 Competition for Non-Published Fares.

   Sellers of Non-Published Fares. Cheap Tickets' existing direct competition for non-published fares comes largely from companies that specialize in the distribution of discounted fares in the form of regularly scheduled and chartered flights. Management believes that the market for the sale of non-published fares is highly fragmented. For international routes, it is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have net fare contracts with a small number of carriers for a limited number of routes. Among these, management believes Cheap Tickets is the leading seller of non-published fares for regularly scheduled domestic routes. Cheap Tickets has contracts with many carriers covering most major domestic and international routes. As the domestic airline industry continues to evolve, other competitors could increase their share of the market, or new ones could enter the market.

   Online Travel Companies. Online travel companies have established a strong market presence primarily based on the sale of published fares. They are now also selling non-published fares. For example, Priceline.com, Inc. has agreements with a number of carriers to acquire non-published fares. Recently, it signed an agreement to purchase non-published tickets from Continental, Cheap Tickets' largest supplier of non-published fares. A number of online companies possess larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than Cheap Tickets.

   Airlines and Travel Agents. Airlines do not generally offer non-published fares directly or indirectly through affiliates or travel agents for regularly scheduled travel, presumably to prevent the erosion of their published fare structure. Some airlines do offer limited special discounted fares through their Internet sites that are not generally made available to travel agents. These fares are typically offered only on a last-minute, "special sale" basis. In addition, some airlines offer special promotional fares, combining low base prices and the use of frequent flyer awards. Airlines may expand their offering of special promotional fares, enter the non-published fare market or sell non-published tickets through travel agents.

 Certain Competitive Factors Affecting Non-Published Fares.

   Published fares also compete with Cheap Tickets' non-published fares. They effectively establish price ceilings for Cheap Tickets' non-published fares. From time to time, airlines also offer special fares, which may compete directly with Cheap Tickets' discounted non-published fares. Direct competition also comes from the airlines when fare wars break out.

 Competition for Published Fares.

   In the sale of published fares, Cheap Tickets currently competes with airlines, traditional travel agents, online travel services and travel industry reservation databases. The online travel services market is new, rapidly evolving and intensely competitive, and Cheap Tickets expects such competition to intensify in the future. In the online travel services market, Cheap Tickets competes for published fares with similar commercial websites of other companies, such as Expedia, which is operated by Microsoft Corporation, Travelocity, which is operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines, Preview Travel, Inc., Cendant Corporation, TravelWeb, which is operated by Pegasus, Internet Travel Network, Biztravel.com and TheTrip.com, among others. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial websites offering online travel services. Several airlines also have established commercial websites to sell their tickets and offer other online travel services.

Employees

   As of June 30, 1999, the Company had 800 employees including 522 reservation agents and other call center employees, 52 retail store employees, 9 cruise employees, 21 Internet employees, 75 operations support employees and 121 corporate and administrative employees. Cheap Tickets' ability to attract and retain highly qualified employees will be the principal determinant of its success. Cheap Tickets has a policy of using performance-based and equity-based compensation programs to reward and motivate significant contributors among its employees. Competition for qualified personnel in the industry is intense. There can be no assurance that Cheap Tickets' current and planned staffing will be adequate to support its future operations or that management will be able to hire, train, retain, motivate and manage required personnel. Although none of Cheap Tickets' employees is represented by a labor union, there can be no assurance that its employees will not join or form a labor union. However, Cheap Tickets has not experienced any work stoppages and considers its relations with its employees to be good.

Facilities

   Cheap Tickets is headquartered in Honolulu, Hawaii, where it leases an aggregate of approximately 23,524 square feet of space housing its corporate offices and a call center. The leases for such space expire in November 2000 and December 2003, with an option to renew such leases covering approximately 13,300 square feet for an additional five years. Cheap Tickets also leases an aggregate of approximately 5,400 square feet of retail or storage space in six other locations in Hawaii. In July 1994, Cheap Tickets entered into a lease expiring in September 2004 for approximately 9,600 square feet in Los Angeles, California, to serve as one call center. In June 1999, Cheap Tickets entered into a lease expiring May 2009 for approximately 25,000 square feet to house its Colorado Springs, Colorado call centers. Cheap Tickets also leases an aggregate of approximately 8,800 square feet of retail and administrative space in five other locations in California, approximately 975 square feet of retail space in Seattle in one location, and approximately 1,650 square feet of retail and administrative space in New York in two locations. Cheap Tickets owns a 20,000 square-foot facility in Lakeport, California, which serves as a fourth call center.

Legal Proceedings

   On June 29, 1999, a former employee filed an action against Cheap Tickets in California Superior Court alleging, among other causes of action, that he was fraudulently induced to become and stay as an employee, that he was improperly excluded from participation in various management incentive plans, that he was improperly cut back on the allocation of shares in Cheap Tickets' initial public offering, and that Cheap Tickets was unjustly enriched by his management of the Company's cruise division. As a result, the former employee claims compensatory damages in varying amounts. The largest claim for compensatory damages is for $20,000,000, representing the amount by which the plaintiff claims to have enhanced the Cheap Tickets' public offering by reason of his efforts as manager of the Company's cruise division. The plaintiff also seeks unspecified punitive damages.

   We believe that this lawsuit is without merit and intend to vigorously contest this lawsuit. The lawsuit is in an early stage of litigation, and it is too early to determine what, if any, liability we will have with respect to the claims made in this lawsuit. The defense of such litigation could also entail considerable cost and the diversion of efforts of management, either of which could hurt our results of operations. While an unfavorable outcome in these matters is possible, we do not believe that the outcome of this lawsuit will have a material adverse effect on our business, financial condition, or results of operations.

   In addition, Cheap Tickets may from time to time become a party to various legal proceedings arising in the ordinary course of our business. Any such proceeding against Cheap Tickets, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

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

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of Cheap Tickets' directors and officers as of June 30, 1999 are as follows:

   Name                      Age                           Position
   ----                      ---                           --------
   Michael J. Hartley......   49 Chairman of the Board, Chief Executive Officer and President
   F. Michael Bartholomew..   51 Chief Operating Officer
   Dale K. Jorgenson.......   60 Chief Financial Officer and Vice President of Finance
   Tammy A. Ishibashi......   32 Executive Vice President of Ticket Distribution
   Donald K. Klabunde......   42 Vice President of Systems & Technology
   Ronald L. McElfresh.....   50 Vice President of Online Services
   Sandra T. Hartley.......   49 Vice President of Employee Relations and Director
   Lester R. Stiefel.......   47 Vice President of Human Resources
   LaMont C. Brewer........   43 Director of Call Centers
   Ronald J. Tsolis, Jr. ..   31 Director of Pricing and Yield Management
   Giles H. Bateman(1)(2)..   54 Director
   George R.
    Mrkonic(1)(2)..........   47 Director
   Donald J.
    Phillips(1)(2).........   60 Director
   Cece Smith(1)(2)........   54 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   Michael J. Hartley, a co-founder of Cheap Tickets, has served as Chief Executive Officer, President and Director of the Company since Cheap Tickets' inception in August 1986, and has served as Chairman of the Board since January 1999. Mr. Hartley is the husband of Sandra T. Hartley, Cheap Tickets' Vice President of Employee Relations and the uncle of Tammy A. Ishibashi, Cheap Tickets' Executive Vice President of Ticket Distribution. Prior to founding Cheap Tickets, Mr. Hartley founded and sold one charter airline and served as an organizer of two other airlines.

   F. Michael Bartholomew has served as Chief Operating Officer of Cheap Tickets since January 1999. He joined the Company in December 1997 as Senior Vice President of Operations. From April 1994 to September 1997, Mr. Bartholomew was Vice President of Customer Management, at Providian Financial Corporation, a $10 billion public consumer financial services company. From May 1991 to April 1994, Mr. Bartholomew was President of Sierra Technology, a specialized management consulting company. Prior to that, Mr. Bartholomew was a Senior Advisor of the U.S. Special Forces, Navy Seals, U.S. Navy. Mr. Bartholomew holds a B.S. degree in Finance from St. Louis University.

   Dale K. Jorgenson joined Cheap Tickets in May 1998 as Chief Financial Officer and Vice President of Finance. Prior to that, from 1988 to 1998, he was Chief Financial Officer and Vice President of Finance, of Interpacific Hawaii Retail Group and DFS, Ltd. Hawaii Region, both large retail chains in Hawaii. Prior to that, he held similar positions for 14 years with Castle & Cooke, Inc., now Dole Food Co. Mr. Jorgenson holds a B.A. degree in Business Administration from the University of Washington and an M.B.A. degree from Golden Gate University. He is a certified public accountant.

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

   Tammy A. Ishibashi has served as Executive Vice President of Ticket Distribution since February 1995 and is responsible for managing the retail stores and ticket distribution process, which includes fare filings with the Airline Tariff Publishing Corporation, ticket distribution, refunds and ARC reporting, and for overseeing the five departments necessary to accomplish this process. She joined Cheap Tickets as Treasurer in September 1990, a position she held until November 1993 when she was appointed to Second Vice President. Ms. Ishibashi served as a Director of Cheap Tickets from September 1990 until February 1999. Ms. Ishibashi is the niece of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, Cheap Tickets' Vice President of Employee Relations.

   Donald K. Klabunde has served as Vice President of Systems & Technology since January 1999. He joined Cheap Tickets in February 1998 as Director of Systems & Technology, to direct the day-to-day and strategic operation of the information and technology department in the planning, development, implementation, and support of technological/systems enhancements throughout the company. Prior to joining the Company, he worked for Deluxe Corporation, a financial services company, since 1980 in a variety of technical support and information and technology positions. Mr. Klabunde holds a B.A. degree from the University of Minnesota.

   Ronald L. McElfresh joined Cheap Tickets in January 1998 as Vice President of Online Services, to design, develop, implement and maintain Cheap Tickets' website. From 1996 to 1997, he worked at Digital Island, a global Internet service provider, as the Director of Marketing. From June 1995 to June 1996, he served as general manager at Hawaiian On-Line GTE, an Internet company. From October 1994 to June 1995, he worked at GTE, a telecommunications company, as an international services product manager, where he developed and managed telephony and worked on product development for GTE's original Internet services. From April 1989 to July 1993, Mr. McElfresh was the Director of Product Marketing of Brite Voice Systems, Inc., a telecommunications company. In October 1981, Mr. McElfresh co-founded INFOCOM, a multimedia development company, where he held various product development and marketing positions, most recently as General Manager, until October 1987. Mr. McElfresh holds a B.A. degree from Blackhawk College.

   Sandra T. Hartley, a co-founder of Cheap Tickets, has served as Vice President of Employee Relations since January 1999. Her responsibilities include employee relations and benefits, corporate functions and public relations. She served as Chief Executive Officer of Cheap Tickets from August 1986 until September 1998. From August 1986 until January 1999, she has served as Chairman of the Board of Directors. Ms. Hartley is the wife of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and the aunt of Tammy A. Ishibashi, Cheap Tickets' Executive Vice President of Ticket Distribution.

   Lester R. Stiefel joined Cheap Tickets in April 1998 as Director of Human Resources, to head the human resources function and to ensure that policies and practices comply with employment laws and regulations and company standards. Prior to joining the company he worked at Citibank, a financial institution, as Vice President of Senior Resources Manager from 1986 to 1998, and at The Bank of Nova Scotia, a financial institution, from 1984 to 1986. Mr. Stiefel holds a B.A. degree from Herbert Lehman College and a Masters degree from Yeshiva University.

   LaMont C. Brewer joined Cheap Tickets in September 1998 as Call Center Manager for the Honolulu, Hawaii location. From February 1999, Mr. Brewer has served as Director of Call Centers. Prior to joining Cheap Tickets, he worked at Michigan Bell/Ameritech, a telecommunications company, since 1985 in different positions including general manager of a 380 station call center, quality assurance manager and training supervisor. Mr. Brewer holds a B.A. degree from Wayne State University.

   Ronald J. Tsolis, Jr. joined Cheap Tickets in May 1998 as Director of Pricing and Yield Management to maximize the profitability of retail fares offered by the Company. From July 1993 to May 1998, he held management positions in Pricing, Planning, and Sales at US Airways. Mr. Tsolis holds a B.S. degree in Business Logistics from Pennsylvania State University.

   Giles H. Bateman has been a Director of Cheap Tickets since the closing of our initial public offering. He has served as a director of CompUSA Inc. since December 1991 and as Chairman of the Board of Directors since December 1993. Since January 1992, Mr. Bateman has been an investor in and director of other public and private companies, including Boatracs, Inc., Beverages and More, Inc. and Auto Expo, Inc. The assets of Auto Expo, Inc. were assigned for the benefit of its creditors in 1995. In 1991, Mr. Bateman was a visiting professor at the University of San Diego Olin Hall School of Business Administration. Mr. Bateman was co-founder of The Price Company, the operator of The Price Club chain of warehouse club retail superstores. He served as a director and Chief Financial Officer of The Price Company from 1976 to 1991 and as Vice Chairman from 1986 to 1991. Since 1998, Mr. Bateman has volunteered as the Chairman of the Board of Trustees of The Hoffman Institute in Northern California.
Mr. Bateman holds a B.A. degree from Oxford University and an M.B.A. degree from Harvard University.

   George R. Mrkonic has been a Director of Cheap Tickets since the closing of our initial public offering. He has served as the Vice Chairman of Borders Group, Inc. since December 1994, and a director since its formation in August 1994. He also served as President of Borders Group, Inc. from December 1994 until January 1997. Prior to joining Borders, Mr. Mrkonic served as Executive Vice President of Specialty Retailing Group of Kmart Corporation, where he had overall responsibility for the specialty retailing operations of Kmart including, among others, Borders, Inc. and Walden Book Company, Inc., from November 1990 to November 1994. Mr. Mrkonic is also a director of Champion Enterprises, Inc., a manufacturer and seller of manufactured homes and Syntel, Inc., a computer software and development company.

   Donald J. Phillips has been a Director of Cheap Tickets since June 1998. Since 1986, Mr. Phillips has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Mr. Phillips serves as a director on the Board of Directors for several private companies, including Garden.com, Inc. He previously served as a director of publicly-held retailers CompUSA, Inc., PETsMART, Inc. and A Pea in the Pod, Inc. Mr. Phillips holds a B.B.A. degree in Economics from Western Michigan University and an M.B.A. degree from Harvard University.

   Cece Smith has been a Director of Cheap Tickets since July 1997. Since 1986, Ms. Smith has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Ms. Smith serves as a director on the Board of Directors of Hot Topic, Inc., a public specialty retailer of music-related apparel and accessories for young men and women, and a number of private retail companies. She previously served as a director of publicly-held retailers BizMart, Inc. and A Pea in the Pod, Inc. Ms. Smith holds a B.B.A. degree in Business Administration from the University of Michigan and an M.L.A. degree in Liberal Arts from Southern Methodist University. Ms. Smith served as a director from 1992 to 1997 and as Chairman from 1994 to 1996 of the Federal Reserve Bank of Dallas.

   Members of the Board of Directors are elected each year at the Company's annual meeting of stockholders and serve until the following annual meeting of the stockholders and until their respective successors have been elected and qualified.

   Prior to his founding of Cheap Tickets in 1986, Mr. Hartley served from 1973 to 1978 as President and Chief Operating Officer of a commuter airline operating within Hawaii, which he subsequently sold. From 1974 to 1978, he also operated a Hawaii-based aviation center, which provided fuel and maintenance services and flight instruction. In 1977, Mr. Hartley pled guilty to the charge of conspiracy with the intent to distribute a controlled substance stemming from an event that occurred in 1975, when he was 25. He served a 90-day work release program and two and one half years' probation. From 1981 to 1986, Mr. Hartley was one of several founders of two start-up Hawaii-California airlines, Hawaii Express and Air-Hawaii. Eight months after Mr. Hartley had been dismissed as President by a dissident board, Hawaii Express failed in 1983. Mr. Hartley served as an outside consultant to Air Hawaii until its initial flight in November of 1985. Air Hawaii faced major fare wars from its competitors prior to filing for bankruptcy in the spring of 1986.

Committees of the Board of Directors

   In January 1999, the Board established an Audit Committee and a Compensation Committee. The Audit Committee monitors the corporate financial reporting and the internal and external audits of Cheap Tickets. The Audit Committee currently consists of Directors Bateman, Mrkonic, Phillips, and Smith. The Compensation Committee makes recommendations regarding Cheap Tickets' employee stock plans and makes decisions concerning salaries and incentive compensation for employees and consultants of Cheap Tickets. The Compensation Committee currently consists of Directors Bateman, Mrkonic, Phillips, and Smith.

Director Compensation

   Nonemployee directors receive $2,500 for each Board meeting and $1,000 for each committee meeting attended in person as compensation for their services as directors. Further, directors are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings. Each non-employee director will receive upon joining the Company an option to acquire 1,500 shares of common stock at an exercise price equal to the then fair market value. These options shall vest in equal increments over three years. Each non-employee director will also receive automatic annual grants of options to acquire $25,000 worth of common stock based on an exercise price equal to the fair market value of the common stock at the date of grant. Such options will vest in equal increments over three years. For more information on Cheap Tickets' 1999 Stock Incentive Plan please refer to "Stock Plans--1999 Stock Incentive Plan."

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between Cheap Tickets' Board of Directors or Compensation Committee and any member of any other company's board of directors or compensation committee, nor has any such interlocking relationship existed in the past.

Limitation of Liability and Indemnification Matters

  Limitation of Liability under Certificate of Incorporation. Pursuant to the provisions of the Delaware General Corporation Law, Cheap Tickets' Certificate of Incorporation provides that directors and officers of Cheap Tickets shall not be personally liable for monetary damages to Cheap Tickets or its stockholders for a breach of fiduciary duty as a director or officer, except for liability for:

    . a breach of the duty of loyalty to Cheap Tickets or its stockholders;

    . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and

    . transactions from which the director or officer derived an improper personal benefit.

The limitation of liability provided in the Certificate of Incorporation does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Indemnification Agreements. Cheap Tickets' Certificate of Incorporation, as amended, also authorizes Cheap Tickets to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. Cheap Tickets has entered into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require Cheap Tickets, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   Indemnification under Bylaws. Cheap Tickets' Bylaws, as amended, require Cheap Tickets to indemnify its directors and officers and permit Cheap Tickets to indemnify its other employees to the fullest extent permitted by law. Cheap Tickets believes that indemnification under its Bylaws, as amended, covers at least negligence and gross negligence on the part of the indemnified party.

   Indemnification under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cheap Tickets pursuant to the foregoing provisions, or otherwise, Cheap Tickets has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   Pending Indemnification Proceedings. At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Cheap Tickets where indemnification will be required or permitted. Cheap Tickets is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Executive Compensation--Summary Compensation Table

   The following table sets forth all compensation paid by Cheap Tickets during fiscal 1998, 1997 and 1996 to (1) Cheap Tickets' principal executive officer during fiscal 1998, (2) the four other most highly compensated executive officers during fiscal 1998 serving at December 31, 1998 and (3) one additional individual who would have been among Cheap Tickets' four most highly compensated executive officers, but for the fact that he was not serving as an executive officer of Cheap Tickets at the end of fiscal 1998.

                                                   Long-Term
                                                 Compensation
                                                ---------------
                           Annual Compensation
                          ---------------------   Securities
   Name and Principal                             Underlying       All Other
        Position          Year  Salary   Bonus  Options/SARs(#) Compensation($)
   ------------------     ---- -------- ------- --------------- ---------------
Michael J. Hartley(1).... 1998 $243,783 $50,000         --          $  --
  Chairman of the Board,
   Chief Executive        1997  229,090     --          --             --
  Officer and President   1996  154,170  15,750         --             --
Sandra T. Hartley(2)..... 1998  235,500  12,500         --             --
  Vice President,
   Employee Relations     1997  233,050     --          --             --
                          1996  213,400  15,750         --             --
F. Michael
 Bartholomew(3).......... 1998  165,000  41,250     140,000            --
  Chief Operating Officer 1997    6,875     --          --             --
                          1996      --      --          --             --
Dale K. Jorgenson(4)..... 1998   78,366  21,875     140,000            --
  Chief Financial Officer
   and                    1997      --      --          --             --
  Vice President, Finance 1996      --      --          --             --
Tammy A. Ishibashi....... 1998  100,008  25,000         --             --
  Executive Vice
   President,             1997   73,110     --          --             --
  Ticket Distribution     1996   56,600   5,000         --             --
Paul Ouyang(5)........... 1998  201,923     --          --             --
                          1997  225,000     --          --          59,854(6)
                          1996   28,125     --          --          45,895(7)

--------
(1) For fiscal year 1999, Mr. Hartley's annual salary will be approximately $387,000.

(2) For fiscal year 1999, Mrs. Hartley's annual salary will be approximately $75,000.

(3) Mr. Bartholomew's annual salary for 1997 would have been $165,000 if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in December 1997. For fiscal year 1999, Mr. Bartholomew's annual salary will be approximately $190,000.

(4) Mr. Jorgenson's annual salary for 1998 would have been $150,000, if he had been with Cheap Tickets for the entire year. He joined Cheap Tickets in May 1998. For fiscal year 1999, Mr. Jorgenson's annual salary will be approximately $175,000.

(5) Mr. Ouyang was the Chief Financial Officer of Cheap Tickets until March 23, 1998, at which time he left Cheap Tickets.

(6) Includes reimbursement for legal fees and taxes.

(7) Includes compensation in the form of stock issuances.

Option Grants During 1998

   The following table sets forth certain information regarding stock options granted in 1998 to the officers named in the Summary Compensation Table.

                                           Individual Grants
                          ---------------------------------------------------
                                                                              Potential Realizable
                                                                                Value at Assumed
                                                                              Annual Rates of Stock
                                                                               Price Appreciation
                                                                               for Option Term(4)
                                                                              ---------------------
                          Number of    Percent of
                          Securities Total Options
                          Underlying   Granted to
                           Options    Employees in  Exercise Price Expiration
Name                      Granted(1) Fiscal Year(2)   Per Share     Date(3)       5%        10%
----                      ---------- -------------- -------------- ---------- ---------- ----------
F. Michael Bartholomew..   140,000        19.2%         $0.18       11/21/07  $   15,848 $   40,162
Dale K. Jorgenson.......   140,000        19.2           0.18        5/19/08      15,848     40,162

--------
(1) Options generally have a ten-year term and vest at a rate 20% per annum.

(2) Cheap Tickets granted options for a total of 728,000 shares of common stock to employees of Cheap Tickets during 1998.

(3) Options may terminate before their expiration dates if optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Cheap Tickets' estimate or projection of future prices of its common stock prices. Based on the public offering price, the actual values realized may be substantially greater than those assumed under these rules.

Aggregate Option Exercises in 1998 and Year-End Option Values

   The following table sets forth for each of the officers named in the Summary Compensation Table, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of Cheap Tickets' common stock as of December 31, 1998. None of these officers exercised options during 1998.

                                    Number of
                              Securities Underlying     Value of Unexercised
                             Unexercised Options at    In-The-Money Options at
                                December 31, 1998       December 31, 1998(1)
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
Michael J. Hartley.........      --            --      $    --     $       --
Sandra T. Hartley..........      --            --           --             --
F. Michael Bartholomew.....   28,000       112,000      351,960     1,407,840
Dale K. Jorgenson..........      --        140,000          --      1,759,800
Tammy A. Ishibashi.........      --            --            --            --
Paul Ouyang................      --            --            --            --

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1998 and the exercise price of the named officer's option. The fair market value at December 31, 1998 was deemed to be $12.75.

Stock Plans

 1997 Stock Option Plan

   Cheap Tickets' 1997 Stock Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and for the granting of nonstatutory stock options to employees, directors and consultants. The 1997 plan was approved by the Board of Directors in February 1998 and by Cheap Tickets' shareholders in April 1998. Unless terminated sooner, the 1997 plan will terminate automatically in 2008. A total of 1,979,642 shares of common stock was reserved for issuance pursuant to the 1997 plan. As of June 30, 1999, options to purchase 710,280 shares of common stock were outstanding under the 1997 plan. No further options have been or will be granted under the 1997 plan.

   The 1997 plan may be administered by the Board of Directors or a committee of the Board, which serves as the plan administrator. The plan administrator has the power to determine the terms of the options granted, including the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise.

   Options granted under the 1997 plan are not generally transferable by the optionee. Generally each option is exercisable during the lifetime of the optionee only by him or her. Unless otherwise specified in the option agreement, options granted under the 1997 plan must be exercised within three months of the end of the optionee's status as an employee or consultant of Cheap Tickets, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's term.

   The exercise price of all incentive stock options granted under the 1997 plan must be at least equal to the fair market value of the common stock on the date of the grant. The exercise price of nonstatutory stock options must be at least equal to 85% of the fair market value of the common stock on the date of the grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of Cheap Tickets' outstanding capital stock, the exercise price of any option must equal at least 110% of the fair market value of the common stock on the date of the grant and the term of any option may not exceed five years. The term of other options under the 1997 plan may not exceed ten years. The consideration to be paid for the shares of common stock upon exercise of an option will be determined by the plan administrator and may include, cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option.

   The 1997 plan provides that in the event of a merger or a sale of all or substantially all of Cheap Tickets' assets the plan administrator has the authority to provide for the full automatic vesting and exercisability of each option, including shares as to which the option would not otherwise be exercisable. If an option becomes exercisable in full in the event of a merger or sale of assets, the plan administrator will notify the optionee that the option is fully exercisable for a specified period from the date of the notice, and the option will terminate upon the expiration of that period. To the extent the option has not been previously exercised, each option will terminate immediately prior to the consummation of the merger or sale of assets.

   During 1998, Cheap Tickets granted to F. Michael Bartholomew an option to acquire 140,000 shares of common stock at an exercise price of $0.18 per share. Upon the completion of Cheap Tickets' initial public offering, the option became fully vested and exercisable. For more information on our capitalization before and after the offering, please refer to "Capitalization."

 1999 Stock Incentive Plan

   Cheap Tickets' 1999 Stock Incentive Plan was adopted by the Board of Directors and approved by Cheap Tickets' stockholders in March 1999. All option grants made after the initial public offering were and will be made solely under the 1999 plan. The maximum number of shares available for grant of incentive stock options under the 1999 plan initially is 1,260,000 shares of common stock, plus an annual increase to be added on the first day of Cheap Tickets' fiscal year beginning in 2000 equal to the lesser of (1) 700,000 shares of common stock, (2) two percent of the number of shares outstanding as of such date; or (3) a lesser number of shares determined by the plan administrator of the 1999 plan. As of June 30, 1999, 1,221,000 shares remain available for future grants under the 1999 plan.

   With respect to 1999 awards granted to directors or officers, the 1999 plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit 1999 awards to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder. With respect to 1999 awards granted to other participants, the 1999 plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each 1999 awards, including, but not limited to, the 1999 award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares of common stock, or other consideration) upon settlement of the 1999 award, payment contingencies and satisfaction of any performance criteria.

   The exercise price of options under the 1999 plan must be at least equal to the fair market value of the common stock on the date of grant, and the term of the option must not exceed ten years. The term of other 1999 awards will be determined by the respective plan administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of Cheap Tickets' outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The exercise price or purchase price, if any, of other 1999 awards will be determined based on current market prices for Cheap Tickets' common stock by the respective plan administrator. The consideration to be paid for the shares of common stock upon exercise or purchase of a 1999 award will be determined by the plan administrator and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1999 award.

   Pursuant to the 1999 plan, the Board of Directors has adopted the 1999 Non-Employee Director Option Program. Under this program, each non-employee director serving on Cheap Tickets' Board of Directors upon Cheap Tickets' initial public offering and each non-employee director appointed to the Board following the initial public offering received an option to acquire 1,500 shares of common stock at an exercise price per share equal to the then fair market value of the common stock at the date of grant. In addition, following each annual stockholders' meeting commencing with the annual meeting in 2000, each non-employee director who continues as a director following the meeting and who has served as a director for at least eight months will receive an option to acquire the number of shares equal to $25,000 divided by the fair market value per share on the date of such annual meeting rounded down to the next whole share in the case of any fractional share. These options will vest and become exercisable in three equal installments on each yearly anniversary of the grant date. In the event of a merger, sale of all or substantially all of Cheap Tickets' assets, the liquidation or dissolution of Cheap Tickets, the acquisition by any person or related groups of persons of securities possessing more than 50% of the voting power of Cheap Tickets' outstanding securities with certain exceptions, and certain changes in the composition of the Board of the Directors over a period of 36 months, such options will vest and become fully exercisable. The plan administrator may provide for the full automatic vesting and exercisability of unvested options in anticipation of such a transaction.

Each automatic option grant will have a term of ten years and will be transferable to the extent provided in the agreement evidencing the option.

401(k) Plan

   Cheap Tickets has a 401(k) plan pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Contributions to the 401(k) plan by Cheap Tickets are discretionary. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) plan, and income earned on plan contributions, are not taxed to participants until withdrawn from the 401(k) plan.

Employment Agreements

   Cheap Tickets does not have any employment agreements with any of its key personnel. Cheap Tickets has severance agreements with Michael J. Hartley and Sandra T. Hartley. Each of the severance agreements requires Cheap Tickets to pay the respective individual an amount equal to the lesser of (1) twice his or her respective annual salary or (2) $400,000 in the event that their employment is terminated either by Cheap Tickets without cause or by them for good reason.

                              CERTAIN TRANSACTIONS

   During the last fiscal year, Cheap Tickets did not enter into any transaction required to be disclosed pursuant to Item 404 of Regulation S-K.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information with respect to beneficial ownership of Cheap Tickets' common stock as of June 30, 1999, and is adjusted to reflect the sale of the shares offered hereby by (1) each person (or group of affiliated persons) who is known by Cheap Tickets to own beneficially more than 5% of Cheap Tickets' common stock, (2) each of Cheap Tickets' directors, (3) each of the executive officers named in the Summary Compensation Table, (4) each selling stockholder, and (5) all directors and executive officers as a group.

                            Number of Shares
                           Beneficially Owned                        Number of Shares
                               Before the                        Beneficially Owned After
                             Offering(1)(2)     Number of Shares    the Offering(1)(2)
                          ---------------------  to be Sold in   ------------------------------
Name of Beneficial Owner    Number   Percentage   the Offering      Number        Percentage
------------------------  ---------- ---------- ---------------- --------------- --------------
Michael J. Hartley                                 1,186,625
 (3)(11)................  13,395,032    62.4%                         12,208,407         50.9%

Sandra T. Hartley
 (4)(11)................  13,395,032    62.4       1,186,625          12,208,407         50.9

Donald T. Phillips
 (5)(11)................   2,960,472    13.8       1,183,067           1,777,405          7.4

Cece Smith (6)(11)......   2,960,472    13.8       1,183,067           1,777,405          7.4

Tammy A. Ishibashi (7)..     704,998     3.3         105,750             599,248          2.5

Paul Ouyang (8).........     373,646     1.7             --              373,646          1.6

F. Michael Bartholomew
 (9)....................     140,000       *          21,000             119,000            *

Dale K. Jorgenson (10)..      29,100       *             --               29,100            *

George R. Mrkonic.......      29,000       *             --               29,000            *

Giles H. Bateman........      10,000       *             --               10,000            *

Craig Foley.............       8,903       *           3,558               5,345            *

All directors and
 executive officers as a
 group (14 persons)
 (12)...................  17,290,822   79.8%       2,496,442          14,794,380         61.1%

--------
 * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of August 2, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Based on 21,483,171 shares of common stock outstanding prior to the offering and 24,004,171 outstanding upon the completion of the offering.

(3) Includes 1,903,510 shares of common stock held by the Michael J. Hartley Living Trust, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Michael J. Hartley) and 6,697,516 shares of common stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley, Cheap Tickets' Vice President, Employee Relations who owns 6,697,516 shares of common stock. Mr. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (4).

 (4) Includes 1,903,510 shares of common stock held by the Sandra T. Hartley Living Trust, 4,794,006 shares of common stock held by the Hartley Investments Limited Partnership (held for the benefit of Sandra T. Hartley) and 6,697,516 shares of common stock held by Michael J. Hartley. Ms. Hartley is the wife of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President who owns 6,697,516 shares of common stock. Ms. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (3).

 (5) Mr. Phillips is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Mr. Phillips' address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805, West Addison, Texas 75001. See Note (6).

 (6) Ms. Smith is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Ms. Smith's address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805, West Addison, Texas 75001. See Note (5).

 (7) Ms. Ishibashi is the niece of Michael J. Hartley, Cheap Tickets' Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, Cheap Tickets' Vice President, Employee Relations. See notes (3) and (4).

 (8) Represents 373,646 shares held in the name of Paul Ouyang and Deborah Ouyang, Trustees of the Ouyang 1990 Trust.

 (9) Represents stock options held by Mr. Bartholomew to purchase 140,000 shares of common stock.

(10) Represents vested stock options held by Mr. Jorgenson to purchase 28,000 shares of common stock. Also includes 200 shares of common stock held by Mr. Jorgenson's minor child and deemed to be beneficially owned by him.

(11) These stockholders have granted the options to the underwriters to purchase shares of common stock to cover over-allotments, if any. Such shares will not be sold unless the underwriters exercise the over-allotment option, and the above table assumes that such over-allotment option will not be exercised. If the over-allotment option is exercised in full, Michael J. Hartley and Sandra T. Hartley will sell, in the aggregate, 375,000 additional shares of common stock, and Donald T. Phillips and Cece Smith will sell, in the aggregate, 375,000 additional shares of common stock.

(12) Where more than one person or entity is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the same shares listed in the table, such shares are counted only once in determining the totals listed in the table.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Cheap Tickets consists of 70,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock par value $0.01 per share.

   The following description of Cheap Tickets' capital stock does not purport to be complete and is subject to and qualified in its entirety by Cheap Tickets' Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

   The Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Cheap Tickets unless such takeover or change in control is approved by the Board of Directors.

Common Stock

   As of June 30, 1999, there were 21,483,171 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Cheap Tickets, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The holders of common stock have the preemptive right to purchase their pro rata portion of any additional shares of common stock whether then or thereafter authorized. The common stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding after the offering will be fully paid and non-assessable.

Preferred Stock

   The Board of Directors has the authority, without further action by the stockholders, to issue 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking and purchase fund provisions, and the number of shares constituting any series and the designations of such series. No shares of preferred are issued and outstanding. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Cheap Tickets. Cheap Tickets has no present plan to issue any additional shares of preferred stock.

Options

   As of June 30, 1999, (1) options to purchase a total of 710,280 shares of common stock were outstanding; and (2) up to 1,221,000 additional shares of common stock may be subject to options granted in the future under the 1999 Stock Incentive Plan.

Registration Rights

   As of the effective date of the registration statement, holders of 1,782,750 shares of common stock will be entitled to registration rights with respect to their shares.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

 Delaware Anti-Takeover Law

   Cheap Tickets is subject to Section 203 of the Delaware General Corporation Law. This is an anti-takeover law that restricts certain transactions and business combinations between a corporation and an interested stockholder owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, this law prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation. This calculation does not include shares held by persons who are both directors and officers or by certain employee stock plans.

 Action by Written Consent

   Cheap Tickets' Certificate of Incorporation provides that the holders of two-thirds of the outstanding voting capital stock can take action by written consent or at a duly called annual or special meeting of stockholders. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of Cheap Tickets.

 Advance Notice Provision

   Cheap Tickets' Bylaws provide that stockholders seeking to bring business before, or nominate directors at, any annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be given in writing to the Secretary of Cheap Tickets not less than 30 days nor more than 60 days prior to the meeting.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Securities Transfer and Trust, Inc., a Colorado corporation.

                                  UNDERWRITING

   The several underwriters named below, for which William Blair & Company, L.L.C., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, CIBC World Markets Corp. and Volpe Brown Whelan & Company, LLC, are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among Cheap Tickets, the selling stockholders and the underwriters, to purchase from Cheap Tickets and the selling stockholders the respective number of shares of common stock set forth opposite each underwriters' name in the table below.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   William Blair & Company, L.L.C. ...................................
   Dain Rauscher Wessels..............................................
   CIBC World Markets Corp. ..........................................
   Volpe Brown Whelan & Company, LLC..................................
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

   This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant thereto at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters will either purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

   The representatives of the underwriters have advised Cheap Tickets and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of
not more than $   per share. The underwriters may allow, and such dealers may
re-allow, a concession not in excess of $   per share to certain other dealers.
The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that Cheap Tickets will deliver the shares to the underwriters through the facilities of the Depository Trust Company in New York, New York on or
about       , 1999. At that time, the underwriters will pay Cheap Tickets for the shares in immediately available funds. After commencement of the public offering, the public offering price and other selling terms may be changed by the representatives.

   Certain of the selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby for the purpose of covering the sale of shares in excess of the shares initially allocated in the offering. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby.

   The following table summarizes the compensation to be paid by Cheap Tickets and the selling stockholders to the underwriters:

                                                             Total
                                                 -----------------------------
                                           Per      Without          With
                                          Share  Over-Allotment Over-Allotment
                                         ------- -------------- --------------
   Public offering price................ $          $              $
   Underwriting discount paid by Cheap
    Tickets, Inc........................ $          $              $
   Underwriting discount paid by the
    selling stockholders................ $          $              $

   Cheap Tickets estimates that its share of the total expenses of this offering, excluding the underwriting discount, will be approximately $650,000.

   Stockholders of Cheap Tickets, who hold in the aggregate 14,639,005 shares of common stock, and Cheap Tickets have agreed that for a period of 90 days after the date of this prospectus, without the prior written consent of the representatives, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, or otherwise dispose of, other than by operation of law, any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock. This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or shareholders, who agree to be bound by such restrictions. In considering a request for its consent to a sale or transfer within the 90-day period, the representatives will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. Cheap Tickets may grant options and issue common stock under existing stock option or stock purchase plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For information on shares available for sale following the offering, please refer to "Risk Factors--Substantial sales of our common stock could adversely affect our stock price."

   Cheap Tickets and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

   The representatives have informed Cheap Tickets that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

   In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. Over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. Cheap Tickets, the underwriters and the selling stockholders make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

   In connection with this offering, certain underwriters and selling group members, if any, who are qualified market markers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of this offering before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security. If all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Los Angeles, California. Certain matters in connection with this offering will be passed upon for the underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois. Certain other legal matters will be passed upon by Ching & Lee, Honolulu, Hawaii.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

   In August 1998, Cheap Tickets selected PricewaterhouseCoopers LLP as its principal independent auditors to replace KPMG LLP. The decision to retain PricewaterhouseCoopers LLP was recommended by the Board of Directors. In connection with the audit for the years ended December 31, 1996 and 1997, and the period through August 1998, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the matter in their report. The report of KPMG LLP on the financial statements of Cheap Tickets for the years ended December 31, 1996 and 1997 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

                             ADDITIONAL INFORMATION

   Cheap Tickets has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Cheap Tickets and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone 202-942-8090), and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York New York 10048. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Reports, proxy statements and other information concerning Cheap Tickets may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington D.C. 20006.

   We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission and at the Commission's regional offices at the addresses noted above. You can also obtain copies of this material from the Public Reference Section of the Commission as described above, or inspect them without charge at the Commission's Web site. Our common stock is quoted on the Nasdaq National Market. You may inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                              CHEAP TICKETS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to the Financial Statements.......................................... F-8

                       Report of Independent Accountants

The Stockholders and Board of Directors
Cheap Tickets, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cheap Tickets, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Cheap Tickets' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
February 15, 1999

                              CHEAP TICKETS, INC.

                                 BALANCE SHEETS

                  December 31, 1997 and 1998 and June 30, 1999

                                                                     June 30,
                                             1997         1998         1999
                                          -----------  -----------  -----------
                                                                    (unaudited)
            Assets (Note 4)
Current Assets:
  Cash and cash equivalents.............  $ 6,254,406  $ 2,973,988  $48,035,773
  Marketable securities.................          --     4,935,229   23,399,606
  Trade accounts and other receivables..      663,969      924,348    3,076,880
  Refundable income taxes...............      663,209          --           --
  Ticket inventories....................      119,771      286,331      369,811
  Other current assets..................      259,719      725,692    1,077,417
                                          -----------  -----------  -----------
   Total current assets.................    7,961,074    9,845,588   75,959,487
Property and equipment, net (Note 3)....    2,520,046    2,999,418    6,615,997
Property held for sale..................      550,000          --           --
Other assets............................      172,470      380,846      157,306
                                          -----------  -----------  -----------
                                          $11,203,590  $13,225,852  $82,732,790
                                          ===========  ===========  ===========

  Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable......................  $ 4,385,778  $ 4,681,055  $13,535,677
  Accrued salaries......................      337,455      399,167    1,283,533
  Accrued vacation......................       79,168      421,288      540,000
  Accrued expenses and other
   liabilities..........................      140,905      222,321      321,630
  Current installments of long-term debt
   (Note 4).............................      528,825      221,469      321,104
  Current installments of capital lease
   obligations (Note 9).................      132,722      287,809      910,595
  Deferred revenue, current.............                       --       400,000
  Income taxes payable..................          --       139,640    1,760,007
                                          -----------  -----------  -----------
   Total current liabilities............    5,604,853    6,372,749   19,072,546
Long-term debt, excluding current
 installments (Note 4)..................      598,139      585,556      527,977
Capital lease obligations, excluding
 current installments (Note 9)..........      349,542      652,359    1,764,198
Deferred revenue, non-current...........                       --     1,400,000
Other noncurrent liabilities............      217,598       93,961       79,504
                                          -----------  -----------  -----------
   Total liabilities....................    6,770,132    7,704,625   22,844,225
                                          -----------  -----------  -----------
Commitments and contingencies (Notes 8,
 9, 12 and 13)..........................
Mandatorily redeemable cumulative
 preferred stock, $1 par value
 (aggregate involuntary liquidation
 preference of $4,250,000, plus unpaid
 cumulative dividends). Issued and
 outstanding 425,000 shares in 1997 and
 1998 and none at June 30, 1999
 (unaudited) (Note 5)...................    3,621,896    4,136,028          --
                                          -----------  -----------  -----------
Stockholders' Equity (Notes 5, 6, 11 and
 12):
  Preferred stock, $1 par value in 1997
   and 1998, respectively, and $0.01 par
   value at June 30, 1999 (unaudited).
   Authorized 5,000,000 shares in 1997
   and 1998 and 10,000,000 shares at
   June 30, 1999 (unaudited); none
   issued in 1997, 1998 and at June 30,
   1999 (unaudited) (except for 425,000
   shares of mandatorily redeemable
   cumulative preferred stock shown
   above)...............................          --           --           --
  Common stock, $0.01 par value in 1997
   and 1998 and $0.001 par value at June
   30, 1999 (unaudited). Authorized
   70,000,000 shares; issued and
   outstanding 14,847,322 shares at
   December 31, 1997, 14,473,676 shares
   at December 31, 1998 and 21,483,171
   shares at June 30, 1999 (unaudited)..       10,605       10,338       21,483
  Additional paid-in capital............      547,017    1,246,937   55,969,347
  Unearned compensation.................      (19,127)    (696,275)    (433,240)
  Retained earnings.....................      273,067      824,199    4,330,975
                                          -----------  -----------  -----------
   Total stockholders' equity...........      811,562    1,385,199   59,888,565
                                          -----------  -----------  -----------
                                          $11,203,590  $13,225,852  $82,732,790
                                          ===========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF OPERATIONS

                  Years Ended December 31, 1996, 1997 and 1998
                  and Six Months Ended June 30, 1998 and 1999

                                                                   Six Months Ended June
                                Year Ended December 31,                     30,
                          --------------------------------------  -------------------------
                             1996         1997          1998         1998          1999
                          -----------  -----------  ------------  -----------  ------------
                                                                        (unaudited)
Non-published fares.....  $58,981,893  $96,379,304  $159,845,855  $76,171,559  $153,378,836
Published fare
 commissions and
 bonuses................    5,613,761    6,470,082    11,268,472    4,439,757     9,720,662
                          -----------  -----------  ------------  -----------  ------------
  Net revenues..........   64,595,654  102,849,386   171,114,327   80,611,316   163,099,498
Cost of sales...........   49,167,998   81,370,511   136,067,182   64,975,150   130,880,303
                          -----------  -----------  ------------  -----------  ------------
Gross profit............   15,427,656   21,478,875    35,047,145   15,636,166    32,219,195
Selling, general and
 administrative expenses
 (Notes 10, 11 and 12)..   14,351,321   23,091,193    33,411,112   14,558,385    25,895,895
                          -----------  -----------  ------------  -----------  ------------
Net operating income
 (loss).................    1,076,335   (1,612,318)    1,636,033    1,077,781     6,323,300
Other income
 (deductions):
  Gain (loss) on sale or
   disposal of property
   and equipment........        3,680       (2,164)      (48,786)      (2,878)          --
  Interest income.......       81,987      183,723       374,269      155,730       883,630
  Interest expense......      (91,488)    (185,428)     (148,253)     (81,770)      (93,895)
  Other, net............       42,185          994        (7,731)     (14,450)       21,644
                          -----------  -----------  ------------  -----------  ------------
                               36,364       (2,875)      169,499       56,632       811,379
                          -----------  -----------  ------------  -----------  ------------
Earnings (loss) before
 income taxes...........    1,112,699   (1,615,193)    1,805,532    1,134,413     7,134,679
Income taxes (Note 7)...      438,997     (606,633)      740,268      465,053     2,925,219
                          -----------  -----------  ------------  -----------  ------------
Net earnings (loss).....      673,702   (1,008,560)    1,065,264      669,360     4,209,460
Preferred dividends.....          --      (170,000)     (340,000)    (170,000)      (78,712)
Accretion of mandatorily
 redeemable cumulative
 preferred stock
 discount...............          --       (87,066)     (174,132)     (87,066)      (36,657)
Redemption of
 mandatorily redeemable
 cumulative preferred
 stock..................          --           --            --           --       (587,315)
                          -----------  -----------  ------------  -----------  ------------
Income (loss) available
 to common shares.......  $   673,702  $(1,265,626) $    551,132  $   412,294  $  3,506,776
                          ===========  ===========  ============  ===========  ============
Basic earnings (loss)
 per common share.......  $      0.05  $     (0.09) $       0.04  $      0.03  $       0.19
                          ===========  ===========  ============  ===========  ============
Average common shares
 outstanding............   14,249,480   14,847,322    14,567,084   14,660,506    18,216,743
                          ===========  ===========  ============  ===========  ============
Diluted earnings (loss)
 per common share.......  $      0.05  $     (0.09) $       0.03  $      0.02  $       0.17
                          ===========  ===========  ============  ===========  ============
Average diluted common
 shares outstanding.....   14,249,480   14,847,322    17,920,868   17,648,764    20,293,879
                          ===========  ===========  ============  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1996, 1997 and 1998
                 and Six Months Ended June 30, 1999 (unaudited)

                                   Additional                                Total
                          Common     Paid-In      Unearned    Retained   Stockholders'
                           Stock     Capital    Compensation  Earnings      Equity
                          -------  -----------  ------------ ----------  -------------
Balance at December 31,
 1995...................  $ 1,000  $       --    $     --    $  865,066   $   866,066
  Net earnings..........      --           --          --       673,702       673,702
  Issuance of common
   stock (Note 11)......       53       45,842     (45,895)         --            --
  Amortization of
   unearned compensation
   (Note 11)............      --           --        3,824          --          3,824
                          -------  -----------   ---------   ----------   -----------
Balance at December 31,
 1996...................    1,053       45,842     (42,071)   1,538,768     1,543,592
  Net loss..............      --           --          --    (1,008,560)   (1,008,560)
  Issuance of warrants
   (Note 5).............      --       510,652         --           --        510,652
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 5).............      --           --          --       (87,066)      (87,066)
  1000-for-1 common
   stock split (Note
   6)...................    9,477       (9,477)        --           --            --
  Stock dividend (Note
   6)...................       75          --          --           (75)          --
  Accrual of dividends
   on mandatorily
   redeemable cumulative
   preferred stock (Note
   5)...................      --           --          --      (170,000)     (170,000)
  Amortization of
   unearned compensation
   (Note 11)............      --           --       22,944          --         22,944
                          -------  -----------   ---------   ----------   -----------
Balance at December 31,
 1997...................   10,605      547,017     (19,127)     273,067       811,562
  Net earnings..........      --           --          --     1,065,264     1,065,264
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 5).............      --           --          --      (174,132)     (174,132)
  Accrual of dividends
   on mandatorily
   redeemable preferred
   stock (Note 5).......      --           --          --      (340,000)     (340,000)
  Reversal of
   amortization of
   unearned compensation
   (Note 11)............      --           --       (3,820)         --         (3,820)
  Forfeiture of common
   stock (Note 11)......     (267)     (22,680)     22,947          --            --
  Stock option
   compensation (Note
   12)..................      --       722,600    (722,600)         --            --
  Amortization of
   unearned stock option
   compensation (Note
   12)..................      --           --       26,325          --         26,325
                          -------  -----------   ---------   ----------   -----------
Balance at December 31,
 1998 ..................   10,338    1,246,937    (696,275)     824,199     1,385,199
  Net earnings..........      --           --          --     4,209,460     4,209,460
  14-for-1 common stock
   split................    4,136       (4,136)        --           --            --
  Accrual of dividends
   on mandatorily
   redeemable preferred
   stock (Note 5).......      --           --          --       (78,712)      (78,712)
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 5).............      --           --          --       (36,657)      (36,657)
  Redemption of
   mandatorily
   redeemable cumulative
   preferred stock (Note
   5)...................      --           --          --      (587,315)     (587,315)
  Exercise of common
   stock warrants
   (Note 5).............    2,969         (848)        --           --          2,121
  Sale of common stock
   under public
   offering, net of
   expenses (Note 6)....    4,025   54,943,831         --           --     54,947,856
  Exercise of stock
   options..............       15        2,695         --           --          2,710
  Amortization and
   forfeiture of stock
   option compensation..      --      (219,132)    263,035          --         43,903
                          -------  -----------   ---------   ----------   -----------
Balance at June 30, 1999
 (unaudited)............  $21,483  $55,969,347   $(433,240)  $4,330,975   $59,888,565
                          =======  ===========   =========   ==========   ===========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 1996, 1997 and 1998
                  and Six Months Ended June 30, 1998 and 1999

                                                                    Six Months Ended
                              Years Ended December 31,                  June 30,
                         -------------------------------------  -------------------------
                            1996         1997         1998         1998          1999
                         -----------  -----------  -----------  -----------  ------------
                                                                      (unaudited)
Cash flows from
 operating activities:
 Net earnings (loss)...  $   673,702  $(1,008,560) $ 1,065,264  $   669,360  $  4,209,460
 Adjustments to
  reconcile net
  earnings (loss) to
  net cash provided by
  operating activities:
  Deferred income
   taxes...............       11,263      (19,053)    (102,049)         --        (60,448)
  Depreciation and
   amortization........      204,552      370,237      563,514      269,624       585,212
  Stock option
   compensation........          --           --        26,325       19,127        43,903
  Stock compensation
   expense (benefit)...        3,824       22,944       (3,820)         --            --
  Amortization of
   discount on
   marketable
   securities..........          --           --       (51,029)         --        (58,122)
  Loss (gain) on sale
   or disposal of
   property and
   equipment...........       (3,680)       2,164       48,786        2,878           --
  Loss on sale of
   marketable
   securities..........          --           --           --           --          4,698
  Changes in--
  Trade accounts and
   other receivables...     (632,912)     152,199     (269,202)    (148,377)   (2,152,532)
  Refundable income
   taxes...............       39,004     (663,209)     663,209      488,383           --
  Ticket inventories...     (260,023)     142,998     (166,560)    (208,875)      (83,480)
  Other current
   assets..............      (42,540)    (105,790)    (289,087)     (69,383)     (306,201)
  Other noncurrent
   assets..............      (67,924)     (26,267)    (242,743)     (74,973)      221,450
  Accounts payable.....      384,344    2,516,670      295,276    5,016,784     8,854,622
  Accrued salaries.....       17,667       92,702       61,712      171,430       884,366
  Accrued vacation.....       18,622       31,460      342,120       90,000       118,712
  Deferred revenue,
   current.............          --           --           --           --        400,000
  Income taxes
   payable.............      200,336     (200,336)     139,640          --      1,620,367
  Accrued expenses and
   other liabilities...     (174,119)      89,606       81,416      302,883        99,309
  Deferred revenue,
   noncurrent..........          --           --           --           --      1,400,000
  Other noncurrent
   liabilities.........       38,440       64,952     (155,284)     (37,488)          468
                         -----------  -----------  -----------  -----------  ------------
   Net cash provided by
    operating
    activities.........      410,556    1,462,717    2,007,488    6,491,373    15,781,784
                         -----------  -----------  -----------  -----------  ------------
Cash flows from
 investing activities:
 Capital expenditures..   (1,295,832)    (496,406)    (484,817)    (511,604)   (2,167,172)
 Proceeds from sale of
  property and
  equipment............       36,349       10,075      551,214          100           --
 Purchase of marketable
  securities...........          --           --    (4,884,200)         --    (28,665,624)
 Proceeds from sale of
  marketable
  securities...........          --           --           --           --     10,254,671
                         -----------  -----------  -----------  -----------  ------------
Net cash used in
 investing activities..   (1,259,483)    (486,331)  (4,817,803)    (511,504)  (20,578,125)
                         -----------  -----------  -----------  -----------  ------------
Cash flows from
 financing activities:
 Redemption of
  mandatorily
  redeemable cumulative
  preferred stock......          --           --           --           --     (4,838,712)
 Proceeds from issuance
  of common stock, net
  of expenses paid.....          --           --           --           --     54,952,686
 Proceeds from issuance
  of mandatorily
  redeemable cumulative
  preferred stock and
  common stock
  warrants, net........          --     3,875,482          --           --            --
 Decrease in bank
  overdraft............     (233,777)         --           --           --            --
 Proceeds from issuance
  of long-term debt....      928,213          --       307,200      307,200       235,875
 Principal payments on
  long-term debt.......      (54,019)     (56,960)    (627,138)     (74,460)     (193,819)
 Proceeds from issuance
  of other debt........          --       500,000          --           --            --
 Principal payments on
  other debt...........          --      (500,000)         --           --            --
 Principal payments on
  capital lease
  obligations..........      (46,117)    (123,786)    (150,165)     (66,479)     (297,904)
                         -----------  -----------  -----------  -----------  ------------
   Net cash provided by
    (used in) financing
    activities.........      594,300    3,694,736     (470,103)     166,261    49,858,126
                         -----------  -----------  -----------  -----------  ------------
   Net increase
    (decrease) in cash
    and cash
    equivalents........     (254,627)   4,671,122   (3,280,418)   6,146,130    45,061,785
Cash and cash
 equivalents at
 beginning of period...    1,837,911    1,583,284    6,254,406    6,254,406     2,973,988
                         -----------  -----------  -----------  -----------  ------------
Cash and cash
 equivalents at end of
 period................  $ 1,583,284  $ 6,254,406  $ 2,973,988  $12,400,536  $ 48,035,773
                         ===========  ===========  ===========  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                  Years Ended December 31, 1996, 1997 and 1998
                  and Six Months Ended June 30, 1998 and 1999

                                                            Six Months Ended
                                                           --------------------
                                 Years Ended December 31,
                                -------------------------- June 30,   June 30,
                                  1996     1997     1998     1998       1999
                                -------- -------- -------- --------  ----------
                                                               (unaudited)
Supplemental cash flow
 information:
  Cash paid for:
    Interest................... $ 91,488 $185,428 $145,447 $ 81,770  $   95,868
    Income taxes, net of
     refunds received..........  188,394  275,965   39,467  (23,330)  1,365,300
  Noncash investing and
   financing activities:
    Unearned compensation for
     stock options granted.....      --       --   722,600      --          --
    Satisfaction of debt
     obligation (Note 10)......      --   250,000      --       --          --
    Acquisitions of new
     equipment through capital
     leases....................  501,423  150,744  608,069    3,393   2,032,529
    Unearned compensation for
     stock compensation
     arrangement (Note 11).....   45,895      --       --       --          --
    Accrued and unpaid
     dividends on mandatorily
     redeemable preferred
     stock.....................      --   170,000  340,000  170,000         --




    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)

1. Summary of Significant Accounting Policies

Business

   Cheap Tickets, Inc. ("Cheap Tickets" or "the Company") was incorporated under the laws of the state of Hawaii on August 20, 1986, for the primary purpose of providing travel services, including airline tickets, cruise tickets, auto rentals, hotel reservations and other travel products. In February 1999, Cheap Tickets reincorporated in the state of Delaware. Cheap Tickets operates in Hawaii, California, New York and Washington, with approximately 18%, 10% and 8% of sales activity to customers residing in the state of Hawaii for the years ended December 31, 1996, 1997 and 1998, respectively, and 9% and 7% for the six months ended June 30, 1998 and 1999, respectively. Cheap Tickets deals with over 100 airline carriers. Revenues from non-published fares through three of these airline carriers accounted for approximately 61%, 60% and 49% of total non-published fares for the years ended December 31, 1996, 1997 and 1998, respectively, and 48% and 60% for the six months ended June 30, 1998 and 1999, respectively.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the estimated fair value of property held for sale, the valuation allowance for deferred tax assets and the allowance for doubtful receivables. Management believes that such provisions and allowances have been appropriately determined in accordance with generally accepted accounting principles.

Cash Equivalents

   Cheap Tickets considers all highly liquid debt securities with original maturities of three months or less to be cash equivalents.

Marketable Securities

   Cheap Tickets' marketable securities are categorized as available-for-sale securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are reported at fair value with unrealized holding gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Ticket Inventories

   Ticket inventories, consisting of prepaid Hawaii inter-island airline coupons, are stated at the lower of cost or market. Cheap Tickets does not carry any other airline ticket inventories. Inventory cost is the acquisition price of the coupons or tickets. The specific identification method is used to determine the basis of inventory and cost of coupons or tickets removed from inventory.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


Trade Accounts and Other Receivables

   Trade accounts and other receivables primarily consist of commissions and volume bonuses from travel service providers. There were no allowances for doubtful accounts receivable at December 31, 1997 and 1998, and June 30, 1999.

Property and Equipment

   Property and equipment are carried at cost. Equipment held under capital leases is stated at the lower of the present value of minimum lease payments or estimated fair value of the equipment at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and equipment held under capital leases are amortized on the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

   The estimated depreciable lives of major classes of property and equipment are as follows:

      Building and improvements................................... 40 years
      Leasehold improvements...................................... 5 to 40 years
      Furniture, fixtures and office equipment.................... 5 to 7 years
      Computer equipment.......................................... 3 to 5 years
      Vehicles.................................................... 5 years

Property Held for Sale

   In 1995, Cheap Tickets moved its Hawaii operations to larger leased premises. The Company's commercial condominium office facility from which it moved, was held for sale at December 31, 1997. This property was stated at estimated fair value, less costs to sell. A write-down of $94,904 was recorded in 1995. The property was sold in August 1998 and a loss of $56,000 was recorded thereon.

Revenue Recognition

   Revenues consist of non-published fares, commissions and overrides on published fares, and volume bonuses from a travel service network. Non-published fares are fares that are bought by Cheap Tickets under negotiated net fare contracts from various airline carriers and other travel service providers and resold to consumers at fares determined by Cheap Tickets generally at a significant discount off published fares. Cheap Tickets also sells travel services at regular published fares and earns a commission on such sales.

   Cheap Tickets recognizes revenues and commissions when earned, which is at the time the reservation is ticketed and payment is received. Such revenues are reported net of an allowance for cancellations and refunds. Due to the restrictive nature of Cheap Tickets' sales, which are generally noncancelable and nonrefundable, cancellations and refunds are not significant.

   Volume bonus and override revenues are recognized at the end of each monthly or quarterly measurement period if the specified target has been achieved.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


Advertising

   Advertising costs are expensed as incurred. Advertising expenses amounted to $1,453,392, $2,495,325 and $3,823,150 for the years ended December 31, 1996,
1997 and 1998, respectively, and $1,347,648 and $4,164,443 for the six months ended June 30, 1998 and 1999, respectively.

Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   Cheap Tickets adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on Cheap Tickets' financial position, results of operations, or liquidity.

Fair Value of Financial Instruments

   The fair values of Cheap Tickets' long-term debt approximates carrying values based on current financing for similar loans available to the Company. The fair values of marketable securities are based on quoted prices.

Accounting for Stock Based Compensation

   The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock Based Compensation."

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


Per Share Data

   The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per common share:

                                             Income        Shares     Per Share
          Years ended December 31,         (Numerator)  (Denominator)  Amount
          ------------------------         -----------  ------------- ---------
   1996:
   Basic
     Income available to common shares.... $   673,702   14,249,480    $ 0.05
                                                                       ======
   Effect of dilutive securities..........         --           --
                                           -----------   ----------
   Diluted
     Net income and assumed conversions... $   673,702   14,249,480    $ 0.05
                                           ===========   ==========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1997:
   Basic
     Loss available to common shares...... $(1,265,626)  14,847,322    $(0.09)
                                                                       ======
   Effect of dilutive securities..........         --           --
                                           -----------   ----------
   Diluted
     Net loss and assumed conversions..... $(1,265,626)  14,847,322    $(0.09)
                                           ===========   ==========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1998:
   Basic
     Income available to common shares.... $   551,132   14,567,084    $ 0.04
                                                                       ======
   Effect of dilutive securities
     Common stock warrants................         --     2,969,456
     Stock options........................         --       384,328
                                           -----------   ----------
   Diluted
     Net loss and assumed conversions..... $   551,132   17,920,868    $ 0.03
                                           ===========   ==========    ======

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


                                               Income       Shares     Per Share
           Six months ended June 30,         (Numerator) (Denominator)  Amount
           -------------------------         ----------  ------------- ---------
                                                        (unaudited)
   1998:
   Basic
     Income available to common shares...... $  412,294   14,660,506     $0.03
                                                                         =====
   Effect of dilutive securities
     Common stock warrants..................        --     2,969,456
     Stock options..........................        --        18,802
                                             ----------   ----------
   Diluted
     Net income and assumed conversions..... $  412,294   17,648,764     $0.02
                                             ==========   ==========     =====
   1999:
   Basic
     Income available to common shares...... $3,506,776   18,216,743     $0.19
                                                                         =====
   Effect of dilutive securities
     Common stock warrants..................               1,321,571
     Stock options..........................        --       755,565
                                             ----------   ----------
   Diluted
     Net income and assumed conversions..... $3,506,776   20,293,879     $0.17
                                             ==========   ==========     =====

   Net earnings (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Warrants to purchase 2,969,456 shares of common stock were outstanding in 1997 but were not included in the computation of diluted loss per share for the year ended December 31, 1997 since it would have had an antidilutive effect. Such warrants had a dilutive effect for the year ended December 31, 1998.

New Pronouncements

   In 1998, Cheap Tickets adopted SFAS No. 130 "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 states that all items that are required to be recognized under generally accepted accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 did not have an effect on Cheap Tickets' financial statements since the Company does not have elements of comprehensive income other than net earnings.

   SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The effect of implementing SFAS No. 131 was not significant as Cheap Tickets manages its business as a single operation segment, is domiciled entirely in the U.S. and substantially all of the Company's revenues are derived from sales of airline tickets.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


   SFAS No. 132 standardized the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 (which does not change existing measurement or recognition standards for Cheap Tickets' defined contribution plan) did not have a material effect on Cheap Tickets' financial statements.

   In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. In June 1999, FASB issued SFAS No. 137 which deferred the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Currently, Cheap Tickets does not hold derivative instruments or engage in hedging activities. The adoption of SFAS No. 133 is not expected to have a material effect on Cheap Tickets' financial statements.

   Effective January 1, 1999, Cheap Tickets implemented Statement of Position
(SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities," issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA). The implementation did not have a material effect on the financial statements.

   The FASB issued SFAS No. 134 in October 1998 and SFAS No. 136 in June 1999 which do not apply to Cheap Tickets. In February 1999, the FASB issued SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," which was effective shortly after issuance and did not have a material effect on Cheap Tickets' financial statements.

Reclassifications

   Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net loss as previously reported.

Unaudited Interim Financial Information

   The accompanying interim financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999 together with the related notes are unaudited but include all adjustments consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, its financial position, results of operations and cash flows for such periods. Results for the six months ended June 30, 1998 and 1999 are not necessarily indicative of results for the entire year. Historically, the fourth quarter of the year generally reflects slower business activity due to the seasonality of the Company's business.

2. Marketable Securities

   Marketable securities at December 31, 1998 comprised U.S. government agency debt securities having contractual maturities of less than one year. Marketable securities at June 30, 1999 comprised U.S. government agency debt securities, municipal debt securities, corporate debt securities and

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)

preferred stock. All debt securities other than municipal debt have contractual maturities of less than one year. Municipal debt securities have contractual maturities of more than 10 years. The fair value of the debt securities approximated amortized cost. There were no sales of securities in 1996, 1997 and 1998. Securities sold and matured amounted to $10.3 million during the six months ended June 30, 1999.

3. Property and Equipment

   A summary of property and equipment at December 31, 1997 and 1998 and June 30, 1999 is as follows:

                                                 December 31,
                                             ---------------------  June 30,
                                                1997       1998       1999
                                             ---------- ---------- -----------
                                                                   (unaudited)
Land........................................ $  158,239 $  158,239 $  158,239
Building improvements.......................    741,761    741,761    741,761
Leasehold improvements......................    339,807    358,737    467,342
Furniture, fixtures and office equipment
 (Note 9)...................................  2,089,861  3,088,240  7,176,287
Vehicles....................................    122,916    122,916    122,916
                                             ---------- ---------- ----------
                                              3,452,584  4,469,893  8,666,545
Less accumulated depreciation and
 amortization...............................    932,538  1,470,475  2,050,548
                                             ---------- ---------- ----------
                                             $2,520,046 $2,999,418 $6,615,997
                                             ========== ========== ==========

   Depreciation and amortization amounted to $204,552, $370,237 and $563,514 for the years ended December 31, 1996, 1997 and 1998, respectively, and $269,624 and $585,212 for the six months ended June 30, 1998 and 1999, respectively.

                              CHEAP TICKETS, INC.

(Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


4. Debt

   Long-term debt at December 31, 1997 and 1998 and June 30, 1999 consists of the following:

                                                   December 31,
                                                -------------------  June 30,
                                                   1997      1998      1999
                                                ---------- -------- -----------
                                                                    (unaudited)
Bank Debt-
3.125% above an indexed rate (total rate of
 8.125% at December 31, 1998 and 8.25% at June
 30, 1999) note payable in monthly
 installments of $5,811 including interest,
 due May 1, 2012, collateralized by a first
 mortgage on land and building................  $  585,816 $564,890  $553,023

1.5% above bank's base rate mortgage note,
 payable in monthly installments of $6,000
 including interest, collateralized by
 property held for sale. The note was repaid
 in 1998......................................     496,316      --        --

10% note payable in monthly installments of
 $1,413 including interest, balance due
 January 26, 2001, collateralized by a
 vehicle......................................      44,832   31,785       --
Other-
8.25% note payable in monthly installments of
 $13,930 including interest, due February 28,
 2000.........................................         --   210,350   121,139
6.8% note payable in monthly installments of
 $16,448, including interest, due May 28,
 2000.........................................         --       --    174,919
                                                ---------- --------  --------
Total long-term debt..........................   1,126,964  807,025   849,081

Less current installments of long-term debt...     528,825  221,469   321,104
                                                ---------- --------  --------
Long-term debt, excluding current
 installments.................................  $  598,139 $585,556  $527,977
                                                ========== ========  ========


   The aggregate maturities of long-term debt subsequent to December 31, 1998 are as follows:

   Year ending December 31
     1999.............................................................. $221,469
     2000..............................................................   69,774
     2001..............................................................   29,995
     2002..............................................................   30,935
     2003..............................................................   33,545
     Later years.......................................................  421,307
                                                                        --------
                                                                        $807,025
                                                                        ========

   Cheap Tickets has available a $3,000,000 credit facility with a bank expiring on December 5, 1999. Borrowings under the credit facility accrue interest at either (1) the bank's base rate (7.75% at December 31, 1998 and June 30, 1999) or (2) LIBOR plus an applicable margin, as defined, at the Company's option. The credit facility is collateralized by deposit accounts with the bank, accounts receivable, inventory, furniture and equipment and intangible assets. The credit facility contains restrictive covenants which include requirements to maintain minimum tangible net worth and meet

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)

certain financial ratios. There were no outstanding borrowings under the credit facility at December 31, 1997 and 1998, and June 30, 1999.

5. Mandatorily Redeemable Cumulative Preferred Stock

   In July 1997, Cheap Tickets issued and sold 425,000 shares of mandatorily redeemable cumulative preferred stock, with detachable warrants to purchase an aggregate of 2,969,456 shares of common stock of Cheap Tickets at an aggregate exercise price of $2,121, in exchange for cash consideration of $4,250,000 (the "Equity Transaction").

   The net proceeds of $3,875,482, after reflecting transaction costs of $374,518, were allocated between the warrants and preferred stock based on their relative fair values, resulting in an allocation of $510,652 and $3,364,830 to the warrants and preferred stock, respectively. The value attributable to the warrants was recorded as additional paid-in capital. The excess of the redemption value of the preferred stock of $4,250,000 over the initial carrying value of $3,364,830 was being accreted by periodic charges to retained earnings. The accretion amounted to $87,066 and $174,132 for the years ended December 31, 1997 and 1998, respectively and $87,066 and $36,657 for the six months ended June 30, 1998 and 1999, respectively.

   The preferred stock had a par value of $1 per share, was nonvoting and accrued cumulative annual dividends of $.80 per share. Accrued dividends amounted to $170,000 and $340,000 for the years ended December 31, 1997 and 1998, respectively and $170,000 and $78,712 for the six months ended June 30, 1998 and 1999, respectively. Undeclared cumulative dividends amounted to $170,000 and $510,000 as of December 31, 1997 and 1998, respectively, and were accrued as an addition to preferred stock in the accompanying balance sheets.

   By its terms, the preferred stock was required to be redeemed at the time of an initial public offering of Cheap Tickets. The initial public offering of Cheap Tickets occurred on March 19, 1999. The redemption price was equal to its price of issuance, $4,250,000, plus accrued dividends of $589,000 at March 24, 1999, the date of redemption. Unamortized accretion of approximately $587,000 on March 24, 1999 was charged against retained earnings. Coincident with the redemption of the preferred stock, the warrants were exercised and 2,969,375 shares were issued in a cashless exercise.

6. Stockholders' Equity

Common Stock

   On June 24, 1997, Cheap Tickets' Board of Directors approved an amendment to Cheap Tickets' articles of incorporation wherein the authorized common stock of Cheap Tickets was increased from 5,000 shares at $1 par value to 5,000,000 shares at $0.01 par value, and to effect a 1,000-for-1 stock split. In connection with the stock split, $9,477 was transferred to common stock from additional paid-in capital, representing the adjustment to reflect the aggregate common stock par value subsequent to the aforementioned amendment.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


   Subsequent to the stock split, a stock dividend was declared and issued to the common stockholders on a pro rata basis so that the common stock warrants, if and when exercised, would reflect a 15% common equity interest, considering the shares of common stock outstanding and the 1,979,642 shares of common stock to be reserved for issuance under the stock option plan established in April 1998 (see Note 12).

   In February 1999, the authorized common stock of Cheap Tickets was increased from 5,000,000 shares at $0.01 par value to 70,000,000 shares at $0.001 par value. Cheap Tickets also effected a 14-for-one stock split.

   In these financial statements, all per share amounts and number of shares have been restated to reflect the stock splits and stock dividend described above.

   As described in Note 11, 373,646 shares were forfeited by an officer upon his resignation in March 1998.

Initial Public Offering

   On March 19, 1999 Cheap Tickets completed an initial public offering of its common stock in which 3,500,000 shares were issued at an offering price of $15 per share. The offering raised $47.7 million after underwriting discounts and other related costs of issuance.

   In connection with the initial public offering, the underwriters had the option to purchase an additional 525,000 shares of common stock. They exercised this option on April 19, 1999. Net proceeds to Cheap Tickets were $7.3 million after underwriting discounts and other costs of issuance.

Preferred Stock

   In February 1999, the authorized preferred stock of Cheap Tickets was increased from 5,000,000 shares at $1 par value to 10,000,000 shares at $0.01 par value. The board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences.

Restriction on Declaration and Payment of Dividends

   In connection with the Equity Transaction, written approval from a majority of the holders of mandatorily redeemable cumulative preferred stock, common stock warrants, and common stock issued upon exercise of the warrants, was required for the declaration or payment of dividends of common stockholders. However, this restriction was removed upon redemption of the mandatorily redeemable cumulative preferred stock on March 24, 1999.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


7. Income Taxes

   Income tax expense (benefit) for the years ended December 31, 1996, 1997 and 1998 was as follows:

                                                 Federal     State      Total
                                                ---------  ---------  ---------
   Years ended December 31
     1996:
       Current................................  $ 340,761  $  86,973  $ 427,734
       Deferred...............................      8,889      2,374     11,263
                                                ---------  ---------  ---------
                                                $ 349,650  $  89,347  $ 438,997
                                                =========  =========  =========

     1997:
       Current................................  $(468,136) $(119,444) $(587,580)
       Deferred...............................    (15,465)    (3,588)   (19,053)
                                                ---------  ---------  ---------
                                                $(483,601) $(123,032) $(606,633)
                                                =========  =========  =========

     1998:
       Current................................  $ 741,237  $ 101,080  $ 842,317
       Deferred...............................    (54,232)   (47,817)  (102,049)
                                                ---------  ---------  ---------
                                                $ 687,005  $  53,263  $ 740,268
                                                =========  =========  =========

   Deferred tax benefit for the year ended December 31, 1997 includes a tax benefit of $36,247 for operating loss carryforwards. The actual income tax expense (benefit) for the years ended December 31, 1996, 1997 and 1998 differed from the expected income tax expense (benefit) computed by applying the U.S. federal income tax rate of 34% to earnings (loss) before income taxes due to the following:

                                                    1996     1997       1998
                                                  -------- ---------  --------
   Federal "expected" income tax expense
    (benefit).................................... $378,318 $(549,166) $613,881
   State franchise and income taxes, net of
    federal income tax effect....................   60,679   (81,201)   93,888
   Other.........................................      --     23,734    32,499
                                                  -------- ---------  --------
                                                  $438,997 $(606,633) $740,268
                                                  ======== =========  ========

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                              1997      1998
                                                            --------  --------
Deferred tax assets:
  Allowance for decline in value of property held for sale
   not deductible for tax purposes......................... $ 38,121  $    --
  Accrued rent not deductible for tax purposes.............   27,203    21,201
  Accrued vacation not deductible for tax purposes.........   31,211   165,145
  State tax credit carryforward............................      --     34,129
  Unearned compensation not deductible for tax purposes....      --     10,319
  Net operating loss carryforward..........................   36,247       --
                                                            --------  --------
    Total gross deferred tax assets........................  132,782   230,794
                                                            --------  --------
Deferred tax liabilities:
  Property and equipment, principally due to differences
   between accounting and tax depreciation and
   amortization............................................  (59,662)  (63,166)
  Unearned compensation deductible for tax purposes........   (7,541)      --
                                                            --------  --------
    Total gross deferred tax liabilities...................  (67,203)  (63,166)
                                                            --------  --------
    Net deferred tax asset................................. $ 65,579  $167,628
                                                            ========  ========
Deferred tax assets and liabilities are presented in the
 accompanying balance sheets as follows:
  Other current assets..................................... $ 31,211  $199,274
  Other noncurrent assets..................................   34,368       --
  Other noncurrent liabilities.............................      --    (31,646)
                                                            --------  --------
                                                            $ 65,579  $167,628
                                                            ========  ========

   There was no valuation allowance provided for deferred tax assets as of December 31, 1996, 1997 and 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not Cheap Tickets will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

8. Profit Sharing and 401(k) Plan

   Cheap Tickets sponsors a defined contribution profit sharing plan covering all employees who attained the age of 20 and completed one year of service. Vesting occurs at a rate of 20% per year commencing in the second year of participation. Contributions to the plan were at the discretion of the board of directors. Cheap Tickets did not contribute to the plan in 1996.

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


   Effective January 1, 1997, Cheap Tickets converted the profit sharing plan into a qualified 401(k) defined contribution plan. The 401(k) defined contribution plan allows for voluntary participant contributions of up to 15% of eligible compensation. Employer contributions are discretionary and fully vest to the participant upon the participant's completion of seven years of service. Cheap Tickets did not contribute to the 401(k) defined contribution plan in 1997, 1998 and the six months ended June 30, 1999.

9. Lease Commitments

   Cheap Tickets is obligated under capital leases for office equipment that expire at various dates through 2004. At December 31, 1997 and 1998 and June 30, 1999, the gross amounts of office equipment and related accumulated amortization recorded under capital leases are as follows:

                                                    December 31,
                                                 -------------------  June 30,
                                                   1997      1998       1999
                                                 -------- ---------- ----------
Office equipment................................ $652,167 $1,260,237 $3,292,766
Less accumulated amortization (amortization
 expense charged to depreciation and
 amortization)..................................  144,570    384,869    702,390
                                                 -------- ---------- ----------
                                                 $507,597 $  875,368 $2,590,376
                                                 ======== ========== ==========

   Cheap Tickets has noncancelable operating leases, primarily for office space, that expire at various dates through 2009. These leases generally contain renewal options for periods ranging from one to five years. Rent expense incurred for all operating leases amounted to $519,560, $851,709, and $1,175,289 for the years ended December 31, 1996, 1997 and 1998, respectively, and $545,024 and $661,660 for the six months ended June 30, 1998 and 1999, respectively.

   Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                            Capital   Operating
                                                             Leases     Leases
                                                           ---------- ----------
   Year ending December 31
     1999................................................  $  335,435 $  923,400
     2000................................................     321,287    933,100
     2001................................................     268,323    621,700
     2002................................................      56,371    532,500
     2003................................................      49,133    533,300
     Later years.........................................      14,435  1,984,400
                                                           ---------- ----------
       Total minimum lease payments......................   1,044,984 $5,528,400
                                                                      ==========
   Less amounts representing interest (at rates ranging
    from 7.75% to 14.05%)................................     104,816
                                                           ----------
     Present value of net minimum capital lease
      payments...........................................     940,168
   Less current installments of capital lease
    obligations..........................................     287,809
                                                           ----------
     Capital lease obligations, excluding current
      installments.......................................  $  652,359
                                                           ==========

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)

10. Incentive Reimbursements from Local Governments

   In 1996, Cheap Tickets commenced operations of a new reservation center in Lakeport, California. As an incentive for Cheap Tickets to operate at the location, the local government agreed to reimburse Cheap Tickets for certain payroll costs related to training. Estimated reimbursements associated with payroll costs incurred of approximately $458,000 and $28,000 in 1996 and 1997, respectively, have been recorded by Cheap Tickets as a reduction of selling, general and administrative expenses in the accompanying statements of operations. At December 31, 1996, $353,164 of these incentive reimbursements were to be collected from the local government. In 1997, $250,000 of the incentive reimbursements receivable was settled by offsetting the receivable with an outstanding debt obligation to the local government of $250,000, with the remaining receivable balance collected in full. No gain or loss was recognized on the offsetting of such amounts.

   Additional incentives provided by the local government included the waiver of certain expenses, including lease rent and property taxes totaling approximately $99,000 and $12,000 in 1996 and 1997, respectively. Cheap Tickets also received $95,400 associated with additional lease rent incentives in 1996 and had recorded this amount as a reduction of selling, general and administrative expenses in 1996.

11. Stock Compensation Arrangement

   In November 1996, Cheap Tickets entered into a Restricted Stock Grant and Shareholder Agreement (Agreement) whereby 747,292 shares of common stock, after giving effect to the stock splits and a common stock dividend (see Note 6), were granted to an officer of Cheap Tickets as compensation for his employment. There was a two year vesting period whereby the shares vested 50 percent after each year of service with Cheap Tickets. The estimated fair value of the common stock shares on the date of grant of $45,895 was being amortized as compensation expense over the two year vesting period.

   In March 1998, the officer resigned from Cheap Tickets. In connection with the resignation, the officer forfeited his nonvested shares of common stock issued under the Agreement. Such forfeited common stock amounted to 373,646 shares. The officer's forfeiture of the common shares resulted in a benefit of $3,820 in 1998 for the recovery of compensation expense previously taken and decreases in common stock and additional paid-in capital of $267 and $22,680, respectively.

12. Stock Option Plans

   Cheap Tickets' 1997 Stock Option Plan provided for the issuance of up to 1,979,642 shares of common stock.

   In 1998 Cheap Tickets granted options to purchase up to 728,000 shares of common stock with exercise prices less than the estimated market prices on the grant dates. The weighted-average grant-date fair value of options granted in 1998 was $1.30. The estimated compensation cost for these options amounted to $722,600 at the grant dates. Stock option compensation expense, included in

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)

selling, general and administrative expenses, was $26,325 for the year ended December 31, 1998 and $500 and $43,903 for the six months ended June 30, 1998 and 1999, respectively. The remaining unamortized compensation cost of $696,275 and $433,240 at December 31, 1998 and June 30, 1999, respectively will be amortized over the future vesting periods of the options. The granted options have a five-year vesting period and a ten-year exercise period from the date of the grant. However, options to purchase up to 140,000 shares fully vested upon Cheap Tickets' initial public offering of its stock.

   The following table summarizes activity under the stock option plan:

                                                          Options Outstanding
                                                          ----------------------
                                                                       Average
                                                                       Exercise
                                                           Shares       Price
                                                          ----------  ----------
     Balance at December 31, 1997........................        --    $    --
     Options granted.....................................    728,000       0.31
                                                          ----------
     Balance at December 31, 1998........................    728,000       0.31
     Options granted.....................................     52,000      25.69
     Options exercised...................................    (15,120)      0.18
     Options forfeited...................................    (54,600)      0.71
                                                          ----------
     Balance at June 30, 1999 (unaudited)................    710,280   $   2.14
                                                          ==========   ========

   At December 31, 1998, options for 660,800 shares have an exercise price of $0.18 per share with a weighted average remaining contractual life of 9.4 years and options for 67,200 shares have an exercise price of $1.57 per share with a weighted-average remaining contractual life of 9.8 years. At June 30, 1999, options for 612,080 shares have an exercise price of $0.18 per share with a weighted-average remaining contractual life of 8.9 years; options for 46,200 shares have an exercise price of $1.57 per share with a weighted-average remaining contractual life of 9.3 years; and options for 52,000 shares have exercise prices ranging from $11.93 per share to $33.75 per share with weighted-average remaining contractual lives of 9.1 to 10.0 years. Options to acquire 28,000 shares were exercisable at December 31, 1998. Options for 234,416 shares were exercisable at June 30, 1999.

   Under SFAS No. 123, the fair value of each grant was estimated on the grant date using the minimum value method based on the following weighted-average assumptions:

     Expected dividend yield..........................................     0.00%
     Risk-free interest rate..........................................     5.80%
     Expected life of the options..................................... 10 years

                              CHEAP TICKETS, INC.

 (Information as of and relating to the six months ended June 30, 1998 and 1999 is unaudited)


   Compensation cost has been charged against income for the stock option plan under APB No. 25. The pro forma net income and pro forma earnings per share for the year ended December 31, 1998 had Cheap Tickets elected to adopt the fair-value based method of accounting prescribed by SFAS No. 123 is presented below:

     Net income:
       As reported.................................................. $1,065,264
       Pro forma.................................................... $1,061,513
     Basic earnings per share:
       As reported ................................................. $     0.04
       Pro forma.................................................... $     0.04
     Diluted earnings per share:
       As reported.................................................. $     0.03
       Pro forma.................................................... $     0.03

   Cheap Tickets' 1999 Stock Incentive Plan was adopted by the Board of Directors in February 1999 and approved by the stockholders prior to the initial public offering. All grants subsequent to the initial public offering were and will be made under the 1999 Stock Incentive Plan. Under the 1999 Stock Incentive Plan, 1,260,000 shares of common stock plus an annual increase to be added on the first day of Cheap Ticket's fiscal year beginning in 2000 equal to two percent of the number of shares outstanding as of such date or a lesser number of shares determined by the plan administrator of the 1999 Stock Incentive Plan were reserved for issuance. The Plan requires that the exercise price be at least equal to the fair market value of the common stock on the date of grant, and the term of the option not exceed ten years. For all optionees holding less than 10% of the voting power of all classes of Cheap Tickets' outstanding capital stock, an exercise price equal to fair market value at date of grant will not create any requirement for excess compensation charges.

   Pursuant to the 1999 Stock Incentive Plan, the Board of Directors adopted the 1999 non-employee Director Option Program. Under this program, each non-employee director appointed to the Board received an option to acquire 1,500 shares of common stock at an exercise price per share equal to the then fair market value of the common stock at the date of grant.

13. Contingencies

Litigation (unaudited)

   Various legal proceedings are pending against Cheap Tickets. The ultimate liability of Cheap Tickets, if any, cannot be determined at this time. Based upon consultation with counsel, management does not expect that the aggregate liability, if any, resulting from these proceedings would have a material effect on Cheap Tickets' financial position, results of operations or liquidity.

       [CHEAP TICKETS, INC. LOGO WITH PICTURES OF WORLDWIDE DESTINATIONS]

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   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of common stock.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Forward Looking Statements...............................................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Price Range of Our Common Stock..........................................  22
Capitalization...........................................................  23
Selected Financial and Operating Data....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  38
Management...............................................................  48
Certain Transactions.....................................................  57
Principal and Selling Stockholders.......................................  58
Description of Capital Stock.............................................  60
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  64
Additional Information...................................................  65
Index to Financial Statements............................................ F-1

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                               5,000,000 Shares

                         [LOGO OF CHEAP TICKETS INC.]

                             www.cheaptickets.com

                                 Common Stock


                               -----------------

                                  PROSPECTUS

                                       , 1999

                               -----------------

                            William Blair & Company

                             Dain Rauscher Wessels
                   a division of Dain Rauscher Incorporated

                              CIBC World Markets

                         Volpe Brown Whelan & Company

-------------------------------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is an itemized list of the estimated expenses to be incurred in connection with the Offering of the securities being offered hereunder other than underwriting discounts and commissions.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
   Registration fee..................................................  $ 77,328
   NASD filing fee...................................................    28,316
   Nasdaq National Market listing fee................................    17,500
   Printing and Engraving expenses...................................   200,000
   Legal fees and expenses...........................................   200,000
   Blue Sky qualification fees and expenses..........................     5,000
   Accounting fees and expenses......................................    50,000
   Transfer Agent and registrar fees.................................    15,000
   Miscellaneous.....................................................    56,856
                                                                       --------
     Total...........................................................  $650,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 145 of the DGCL contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company eliminates the liability of each of its directors to its stockholders or the Company for monetary damages for breach of fiduciary duty to the full extent provided by the Delaware General Corporation Law (the "DGCL"), as such law exists or may hereafter be amended.

   Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys' fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                        Exhibit
   Document                                                             Number
   --------                                                             -------
   Form of Underwriting Agreement......................................   1.1
   Certificate of Incorporation........................................   3.1
   Form of First Amended and Restated Certificate of Incorporation.....   3.2
   Bylaws..............................................................   3.3
   Form of First Amended and Restated Bylaws...........................   3.4
   Form of Indemnification Agreements..................................  10.4

Item 15. Recent Sales of Unregistered Securities

   From January 1, 1996 through December 31, 1998: (a) the Company issued and sold 5,950,000 shares of 8% Mandatorily Redeemable Preferred Stock and warrants to purchase up to 2,969,456 shares of Common Stock to Phillips-Smith Specialty Retail Group III, L.P. and Craig Foley for an aggregate purchase price of $4,250,000; and (b) the Company issued 373,646 shares of Common Stock to a former officer of the Company as compensation with an aggregate value of $22,948.

   The issuances described about were deemed exempt from registration under the Securities Act in reliance upon Sections 4(2) or 3(a) of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

Item 16. Exhibits and Financial Statements

   (a) Exhibits and Financial Statement Schedules

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*** Form of Underwriting Agreement.
  3.1*   Certificate of Incorporation.
  3.2*   Form of First Amended and Restated Certificate of Incorporation.
  3.3*   Bylaws.
  3.4*   Form of First Amended and Restated Bylaws.
  4.1*   Specimen Stock Certificate.
  5.1*** Opinion of Morrison & Foerster LLP.
 10.1*   1997 Stock Option Plan.
 10.2*   1999 Stock Incentive Plan.
 10.3*   Form of Severance Agreement for Michael J. Hartley and Sandra T.
         Hartley.
 10.4*   Form of Indemnification Agreement.
 10.5*   The Commerce Tower Office Lease dated July 2, 1995 between Tosei Shoji
         Co. and Cheap Tickets, Inc., as amended by the 1st Amendment to the
         Commerce Tower Office Lease dated June 14, 1996 and the 2nd Amendment to the Commerce Tower Office Lease dated October 9, 1997.
 10.6*   Sublease dated June 1, 1998 between Levi Straus & Co. and Cheap
         Tickets, Inc.
 10.7*   Lease Agreement dated January 19, 1994 between Airport Center
         Associates LP and Cheap Tickets, Inc., as amended by the 1st Amendment to Lease dated July 20, 1994 and the 2nd Amendment to Lease dated
         April 25, 1997.
 10.8    Commercial Lease Agreement dated December 22, 1998 between Connell
         Development Co. and Cheap Tickets, Inc.
 10.9+*  1994 Net Fare/Commission Agreement dated October 18, 1993 between
         Continental Airlines, Inc. and Cheap Tickets, Inc., as amended by
         Addendum dated November 12, 1998.

 Exhibit
 Number                                Description
 -------                               -----------
 10.10+* 1999 Net Consolidator Agreement dated November 1, 1998 between Trans
         World Airlines, Inc. and Cheap Tickets, Inc.
 10.11+* Consolidator Agreement dated December 14, 1998 between America West
         Airlines, Inc. and Cheap Tickets, Inc.
 10.12*  Credit Agreement dated November 26, 1997 between Bank of Hawaii and
         Cheap Tickets, Inc., as amended by First Loan Modification Agreement dated as of June 15, 1998; and Security Agreement dated November 26,
         1997 between Bank of Hawaii and Cheap Tickets, Inc.
 10.13+* Subscriber Agreement dated December 31, 1998 between The SABRE Group,
         Inc. and Cheap Tickets, Inc., as amended by Amendment No. 1 to SABRE
         Subscriber Agreement dated December 31, 1998.
 10.14+* Agreement for Negotiated Fares Maintenance dated July 15, 1994 between
         SABRE Travel Information Network and CTI Corporation.
 10.15*  Sabre TravelBase System Lease Agreement between SABRE Travel
         Information Network and Cheap Tickets, Inc.
 23.1    Consent of PricewaterhouseCoopers LLP.
 23.2*** Consent of Morrison & Foerster LLP (included in the opinion filed herewith as Exhibit 5.1).
 24.1    Power of attorney (included on the signature page).
 27.1**  Financial Data Schedule.
 99.1*** Consent Letter of KPMG LLP.
 99.2    Consent of Ching & Lee dated as of July 30, 1999.

--------
  * Incorporated by reference from Registration Statement No. 333-70841, as amended, originally filed with Securities and Exchange Commission on January 20, 1999.
 ** Incorporated by reference from Registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 1999.
***  To be filed by Amendment.
  +  Portions have been omitted pursuant to a confidential treatment request.

   (b) Financial Statement Schedules

   No schedules are included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned registrant hereby undertakes:

     (a) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (c) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Honolulu, County of Honolulu, State of Hawaii, as of August 2, 1999.

                                          CHEAP TICKETS, INC.

                                                /s/ Michael J. Hartley
                                          By: _________________________________
                                              Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY

   The undersigned hereby constitutes and appoints Michael J. Hartley and Dale
K. Jorgenson, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-1 in connection with the offering of common stock by Cheap Tickets, Inc. and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that it may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Honolulu, County of Honolulu, State of Hawaii, as of August 2, 1999.

             Signature                           Title
             ---------                           -----

      /s/ Michael J. Hartley         Chief Executive Officer,
____________________________________  President and Chairman of
         Michael J. Hartley           the Board of Directors

      /s/ Dale K. Jorgenson          Vice President of Finance
____________________________________  and Chief Financial Officer
         Dale K. Jorgenson


      /s/ Tammy A. Ishibashi         Executive Vice President
____________________________________
         Tammy A. Ishibashi

      /s/ Sandra T. Hartley          Director
____________________________________
         Sandra T. Hartley

      /s/ Donald J. Phillips         Director
____________________________________
         Donald J. Phillips

             Signature                           Title
             ---------                           -----

          /s/ Cece Smith             Director
____________________________________
             Cece Smith

      /s/ George R. Mrkonic          Director
____________________________________
         George R. Mrkonic

       /s/ Giles H. Bateman          Director
____________________________________
          Giles H. Bateman

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*** Form of Underwriting Agreement.
  3.1*   Certificate of Incorporation.
  3.2*   Form of First Amended and Restated Certificate of Incorporation.
  3.3*   Bylaws.
  3.4*   Form of First Amended and Restated Bylaws.
  4.1*   Specimen Stock Certificate.
  5.1*** Opinion of Morrison & Foerster LLP.
 10.1*   1997 Stock Option Plan.
 10.2*   1999 Stock Incentive Plan.
 10.3*   Form of Severance Agreement for Michael J. Hartley and Sandra T.
         Hartley.
 10.4*   Form of Indemnification Agreement.
 10.5*   The Commerce Tower Office Lease dated July 2, 1995 between Tosei Shoji
         Co. and Cheap Tickets, Inc., as amended by the 1st Amendment to the
         Commerce Tower Office Lease dated June 14, 1996 and the 2nd Amendment to the Commerce Tower Office Lease dated October 9, 1997.
 10.6*   Sublease dated June 1, 1998 between Levi Straus & Co. and Cheap
         Tickets, Inc.
 10.7*   Lease Agreement dated January 19, 1994 between Airport Center
         Associates LP and Cheap Tickets, Inc., as amended by the 1st Amendment to Lease dated July 20, 1994 and the 2nd Amendment to Lease dated
         April 25, 1997.
 10.8    Commercial Lease Agreement dated December 22, 1998 between Connell
         Development Co. and Cheap Tickets, Inc.
 10.9+*  1994 Net Fare/Commission Agreement dated October 18, 1993 between
         Continental Airlines, Inc. and Cheap Tickets, Inc., as amended by
         Addendum dated November 12, 1998.
 10.10+* 1999 Net Consolidator Agreement dated November 1, 1998 between Trans
         World Airlines, Inc. and Cheap Tickets, Inc.
 10.11+* Consolidator Agreement dated December 14, 1998 between America West
         Airlines, Inc. and Cheap Tickets, Inc.
 10.12*  Credit Agreement dated November 26, 1997 between Bank of Hawaii and
         Cheap Tickets, Inc., as amended by First Loan Modification Agreement dated as of June 15, 1998; and Security Agreement dated November 26,
         1997 between Bank of Hawaii and Cheap Tickets, Inc.
 10.13+* Subscriber Agreement dated December 31, 1998 between The SABRE Group,
         Inc. and Cheap Tickets, Inc., as amended by Amendment No. 1 to SABRE
         Subscriber Agreement dated December 31, 1998.
 10.14+* Agreement for Negotiated Fares Maintenance dated July 15, 1994 between
         SABRE Travel Information Network and CTI Corporation.
 10.15*  SABRE TravelBase System Lease Agreement between SABRE Travel
         Information Network and Cheap Tickets, Inc.

 Exhibit
 Number                             Description
 -------                            -----------
 23.1    Consent of PricewaterhouseCoopers LLP.
 23.2*** Consent of Morrison & Foerster LLP (included in the opinion filed herewith as Exhibit 5.1).
 24.1    Power of attorney (included on the signature page).
 27.1**  Financial Data Schedule.
 99.1*** Consent Letter of KPMG LLP.
 99.2    Consent of Ching & Lee dated as of July 30, 1999.

--------
  * Incorporated by reference from Registration Statement No. 333-70841, as amended, originally filed with Securities and Exchange Commission on January 20, 1999.
 ** Incorporated by reference from Registrant's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 1999.
*** To be filed by Amendment.
  + Portions have been omitted pursuant to a confidential treatment request.